AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2020 and 2019
(In Canadian Dollars)

Note 1	Nature of Operations	13	Note 16	Loans and Borrowings	46
Note 2	Significant Accounting Policies and Judgments	13	Note 17	Share Capital	49
Note 3	Restructuring Provision	18	Note 18	Share-Based Compensation	52
Note 4	Accounts Receivable	18	Note 19	(Loss) Earnings Per Share	54
Note 5	Strategic Investments	19	Note 20	Other (Losses) Gains	54
Note 6	Marketable Securities and Derivatives	23	Note 21	Supplementary Cash Flow Information	55
Note 7	Investments in Associates and Joint Ventures	25	Note 22	Income Taxes	56
Note 8	Biological Assets	26	Note 23	Related Party Transactions	59
Note 9	Inventory	27	Note 24	Commitments and Contingencies	60
Note 10	Property, Plant and Equipment	29	Note 25	Revenue	62
Note 11	Assets Held for Sale and Discontinued Operations	32	Note 26	Segmented Information	63
Note 12	Business Combinations	33	Note 27	Fair Value of Financial Instruments	64
Note 13	Non-Controlling Interests	38	Note 28	Financial Instruments Risk	66
Note 14	Intangible Assets and Goodwill	39	Note 29	Capital Management	68
Note 15	Convertible Debentures	44	Note 30	Subsequent Events	68

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

In discharging its responsibilities to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors and Audit Committee are primarily composed of independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent firm of Chartered Professional Accountants, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

September 24, 2020

“Miguel Martin”	“Glen Ibbott”
Miguel Martin Chief Executive Officer	Glen Ibbott Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of June 30, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two‑year period ended June 30, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 24, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principles
As discussed in Note 2(h) to the consolidated financial statements, the Company has elected to change its method of accounting for inventory costing of by-products as of July 1, 2018. As discussed in Note 2(i) to the consolidated financial statements, the Company has changed its method of accounting for leases as of July 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of goodwill and intangible assets in the cannabis operating segment
As discussed in Note 14 to the consolidated financial statements, the goodwill and intangible asset balances as of June 30, 2020 were in total $1,340,699 thousand, which included goodwill and intangibles related to the Cannabis operating segment. The Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a cash generating unit (“CGU”) might exceed its recoverable amount, which is determined using the fair value less costs of disposal method. The significant assumptions were determined to be estimated sales volumes, selling prices, operating costs and discount rates.
We identified the assessment of the fair value of goodwill and intangible assets in the Cannabis operating segment as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount which required the use of professionals with specialized skills and knowledge. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the Cannabis operating segment and the Company’s assessment of impairment.
The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical forecasts to actual results to assess the Company’s ability to accurately estimate sales volumes, selling prices and operating costs. We evaluated the reasonableness of the Company’s estimated sales volumes used in estimating the fair value, by comparing the estimated sales volumes to historical actual results of the Company, planned business initiatives, and external industry reports. We tested the estimated selling prices by comparing to actual sales prices realized in the fourth quarter and subsequent to year end. We assessed the reasonableness of operating costs by comparing the fourth quarter actual operating costs to the forecasted operating costs. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•
evaluating the discount rates used in the impairment analyses by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities; and

•	performing sensitivity analyses over the discount rates to assess their impact on the determination of fair value.
Measurement of fair value of biological assets
As discussed in note 8 and 9 to the consolidated financial statements, the Company measures biological assets, defined as cannabis plants up to the point of harvest, at fair value less costs to sell. As at June 30, 2020, the recorded value of the Company’s biological assets was $35,435 thousand. Biological assets are transferred from biological assets to cannabis inventory at their carrying value at the point of harvest, which becomes the deemed cost as cannabis inventory. The fair value of biological assets is measured using the income approach, which calculates the present value of expected future cash flows from the Company’s biological assets. The significant assumptions used to measure the biological assets are, average yield per plant, average selling price per gram, and the allocation of indirect costs, which form part of the standard cost per gram to complete production, are considered significant assumptions.
We identified the assessment of the measurement of the fair value of biological assets as a critical audit matter as a high degree of auditor judgment was required to evaluate the significant assumptions.

The following are the primary procedures we performed to address this critical audit matter. We performed sensitivity analyses over the Company’s significant assumptions used to determine the fair value of biological assets to assess the impact of changes in those assumptions on the Company’s determination of fair value. We tested the average yield per plant by observing post-harvest weigh ins and by selecting harvested batches from the final inventory count listings and, as appropriate, comparing to subsequent sales transaction invoices, shipping documents, and purchase orders. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in actual sales documents for transactions in the fourth quarter and subsequent to year end. We tested management’s allocation of indirect costs, which form part of production costs, by assessing the allocation method, recalculating the allocations and on a selection basis comparing the underlying allocation to source documents.

/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Vancouver, Canada
September 24, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s (the Company) internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of June 30, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated September 24, 2020 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to an ineffective continuous risk assessment process and insufficient resources to adequately assess risk and implement controls, pervading control deficiencies within information technology general and application controls, insufficient evaluation of controls maintained by service organizations, ineffective control activities surrounding certain complex spreadsheets, and a lack of segregation of duties and ineffective controls over the preparation, review and approval, and associated documentation of journal entries have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Company acquired Reliva LLC during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, Reliva LLC’s internal control over financial reporting associated with approximately 0.7% of the Company’s current assets, 0.2% of total assets, 0.4% of current liabilities, 0.2% of total liabilities, as well as 0.2% of net revenues and 0% of net loss included in the consolidated financial statements of the Company as of and for the year ended June 30, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Reliva LLC.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Vancouver, Canada
September 24, 2020

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at June 30, 2020 and June 30, 2019
(Amounts reflected in thousands of Canadian dollars)

			Restated - Note 2(h)
	Notes	June 30, 2020	June 30, 2019
		$	$
Assets
Current
Cash and cash equivalents		162,179	172,727
Restricted cash		—	46,066
Accounts receivable	4, 28(a)	54,110	103,493
Income taxes receivable		—	8,833
Marketable securities	6(a)	7,066	143,248
Derivatives	6(b)	11,791	—
Biological assets	8	35,435	50,567
Inventory	9	121,827	111,321
Prepaids and other current assets		22,137	24,323
Assets held for sale	11(a)	6,194	—
		420,739	660,578

Property, plant and equipment	10	946,380	765,567
Derivatives	6(b)	41,791	86,409
Deposits		12,329	6,926
Loan receivable	23	3,643	—
Investments in associates and joint ventures	7	18,114	118,845
Intangible assets	14	412,267	688,366
Goodwill	14	928,432	3,172,550
Total assets		2,783,695	5,499,241

Liabilities
Current
Accounts payable and accrued liabilities	28(b)	95,574	152,884
Deferred revenue		3,505	749
Convertible debentures	15	32,110	235,909
Loans and borrowings	16	120,508	13,758
Contingent consideration payable	27	19,604	28,137
Deferred gain on derivatives		20	728
Provisions	3, 24	1,485	4,200
		272,806	436,365

Convertible debentures	15	294,928	267,672
Loans and borrowings	16	83,701	127,486
Derivative liability	15(iii)	1,827	177,395
Other long-term liability		37	11,979
Deferred tax liability	22	3,946	90,970
Total liabilities		657,245	1,111,867

Shareholders’ equity
Share capital	17	5,785,395	4,673,118
Reserves		145,395	139,327
Accumulated other comprehensive loss		(187,197)	(143,170)
Deficit		(3,592,787)	(286,311)
Total equity attributable to Aurora shareholders		2,150,806	4,382,964
Non-controlling interests	13	(24,356)	4,410
Total equity		2,126,450	4,387,374
Total liabilities and equity		2,783,695	5,499,241

Nature of Operations (Note 1)
Strategic Investments (Note 5)
Commitments and Contingencies (Note 24)
Subsequent Events (Note 5(d), Note 30)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2020 and 2019
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Years ended June 30,

			Restated - Note 2(h)
	Notes	2020	2019
		$	$
Revenue from sale of goods	25	323,201	271,105
Revenue from provision of services	25	5,002	7,589
Excise taxes	25	(49,297)	(33,158)
Net revenue		278,906	245,536

Cost of sales		277,234	123,778

Gross profit before fair value adjustments		1,672	121,758

Changes in fair value of inventory sold		91,825	71,821
Unrealized gain on changes in fair value of biological assets	8	(56,614)	(92,503)

Gross (loss) profit		(33,539)	142,440

Expense
General and administration		205,276	159,069
Sales and marketing		91,271	99,272
Acquisition costs		6,493	17,217
Research and development		26,070	14,778
Depreciation and amortization	10, 14	68,414	63,343
Share-based compensation	18(a)(b)	59,899	107,039
		457,423	460,718

Loss from operations		(490,962)	(318,278)

Other (expense) income
Interest and other income		4,990	3,679
Finance and other costs		(77,538)	(39,409)
Foreign exchange (“FX”) loss		(12,779)	(5,147)
Other (losses) gains	20	(28,643)	110,797
Restructuring charges	3	(1,947)	—
Impairment of property, plant and equipment	10, 11(a)	(157,838)	—
Impairment of investment in associates	7	(75,035)	(73,289)
Impairment of intangible assets and goodwill	14	(2,544,144)	(9,002)
		(2,892,934)	(12,371)

Loss from operations before taxes and discontinued operations		(3,383,896)	(330,649)

Income tax recovery
Current	22	5,100	6,000
Deferred, net	22	78,303	23,909
		83,403	29,909

Net loss from continuing operations		(3,300,493)	(300,740)

Net (loss) income from discontinued operations, net of tax		(9,844)	144

Net loss		(3,310,337)	(300,596)

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2020 and 2019
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Year ended June 30,

			Restated - Note 2(h)
	Notes	2020	2019
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		624	11,948
Unrealized losses on marketable securities	6(a)	(43,613)	(78,837)
		(42,989)	(66,889)

Other comprehensive (loss) income that may be reclassified to net loss
Share of (loss) income from investment in associates	7	(379)	352
Foreign currency translation loss		(5,884)	(5,629)
		(6,263)	(5,277)

Total other comprehensive loss		(49,252)	(72,166)

Comprehensive loss from continuing operations		(3,349,745)	(372,906)
Comprehensive (loss) income from discontinued operations		(9,844)	144
Comprehensive loss		(3,359,589)	(372,762)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(3,273,827)	(293,653)
Non-controlling interests		(26,666)	(7,087)

Net (loss) income from discontinued operations attributable to:
Aurora Cannabis Inc.		(9,844)	144
Non-controlling interests		—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(3,330,913)	(360,332)
Non-controlling interests		(28,676)	(12,430)

Net loss per share - basic and diluted
Continuing operations	19	($33.84)	($3.66)
Discontinued operations	19	($0.10)	$0.00
Total operations	19	($33.94)	($3.66)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2020 and 2019
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Share Capital(1)		Reserves					AOCI					Restated - Note 2(h)
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019		84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(286,311)	4,410	4,387,374
Shares issued for business combinations & asset acquisitions	17(b)(i)	2,689,933	57,420	—	—	—	—	—	—	—	—	—	—	—	—	57,420
Shares released for earn out payments		614,513	15,992	—	(7,871)	—	—	(7,871)	—	—	—	—	—	—	—	8,121
Shares issued through equity financing	17(b)(ii)	21,009,339	585,146	—	—	—	—	—	—	—	—	—	—	—	—	585,146
Share issuance costs		—	(12,507)	—	—	—	—	—	—	—	—	—	—	—	—	(12,507)
Deferred tax on share issuance costs		—	2,231	—	—	—	—	—	—	—	—	—	—	—	—	2,231
Conversion of convertible debentures	15(ii)	5,761,260	433,177	—	—	(41,266)	—	(41,266)	—	—	—	—	—	—	—	391,911
Deferred tax on convertible debentures		—	1,703	—	—	—	—	—	—	—	—	—	—	82	—	1,785
Exercise of stock options	18(a)	103,841	6,382	(3,588)	—	—	—	(3,588)	—	—	—	—	—	—	—	2,794
Exercise of warrants	17(c)	986	102	—	(29)	—	—	(29)	—	—	—	—	—	—	—	73
Exercise of RSUs	18(b)	44,823	2,268	(2,268)	—	—	—	(2,268)	—	—	—	—	—	—	—	—
Share-based compensation (2)(3)	18(a)(b)	—	—	50,712	10,378	—	—	61,090	—	—	—	—	—	—	—	61,090
Change in ownership interests in subsidiaries	13	217,554	20,363	—	—	—	—	—	—	—	—	—	—	(18,263)	(2,100)	—
Choom marketable securities transferred to investment in associate	5(f)	—	—	—	—	—	—	—	5,225	(601)	—	—	4,624	(4,624)	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(43,613)	1,225	(379)	(5,884)	(48,651)	(3,283,671)	(26,666)	(3,358,988)
Balance, June 30, 2020		115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,592,787)	(24,356)	2,126,450

(1)	Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on May 11, 2020 (Note 2(a)).

(2)
Included in share-based compensation is $10.4 million (June 30, 2019 - $15.1 million) expense relating to milestone payments for the year ended June 30, 2020 of which $5.4 million (June 30, 2019 - $7.4 million) relates to Anandia Laboratories Inc. (Note 12(b)(ii)), $4.5 million (June 30, 2019 - $7.6 million) relates to Whistler Medical Marijuana Corporation (Note 12(b)(v)), and $0.4 million (June 30, 2019 - $0.1 million) relates to an immaterial acquisition.

(3)	Of the total $61.1 million share-based compensation reserve, $1.2 million was capitalized to property, plant and equipment for the year ended June 30, 2020 (June 30, 2019 - $2.1 million).

As at June 30, 2020, there are 50,282 shares in escrow (June 30, 2019 - 60,271 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the year ended June 30, 2020, the Company released 9,989 escrowed common shares upon receipt of these licenses (year ended June 30, 2019 - 174,938 common shares).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2020 and 2019
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Share Capital		Reserves					AOCI					Restated - Note 2(h)
		Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$		$	$		$	$
Balance, June 30, 2018		47,342,761	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	—	61	(533)	87,748	4,562	1,552,925
Shares issued for business combinations & asset acquisitions	17(b)(i)	35,943,803	3,060,894	75,490	27,111	—	—	102,601	—	—	—	—	—	—	—	3,163,495
Shares issued for earn out payments		20,311	18,227	—	—	—	—	—	—	—	—	—	—	—	—	18,227
Conversion of convertible debentures		27,611	1,539	—	—	(520)	—	(520)	—	—	—	—	—	—	—	1,019
Deferred tax on convertible debentures		—	—	—	—	413	—	413	—	—	—	—	—	—	—	413
Exercise of stock options	18(a)	1,202,242	108,150	(60,776)	—	—	—	(60,776)	—	—	—	—	—	—	—	47,374
Exercise of warrants	17(c)	187,685	13,903	—	(1,964)	—	—	(1,964)	—	—	—	—	—	—	—	11,939
Exercise of compensation options	17(d)	300	38	—	(21)	—	—	(21)	—	—	—	—	—	—	—	17
Exercise of RSUs	18(b)	61,849	2,482	(2,482)	—	—	—	(2,482)	—	—	—	—	—	—	—	—
Forfeited options		—	—	(674)	—	—	—	(674)	—	—	—	—	—	674	—	—
Share-based compensation	18(a)(b)	—	—	94,054	15,062	—	—	109,116	—	—	—	—	—	—	—	109,116
Contribution from non-controlling interest	13	—	—	—	—	—	—	—	—	—	—	—	—	—	5,854	5,854
Change in ownership interests in subsidiaries	13	—	—	—	—	—	(1,081)	(1,081)	—	—	—	—	—	—	1,081	—
Australis Capital first tranche private placement proceeds	5(i)	—	7,800	—	—	—	—	—	—	—	—	—	—	—	—	7,800
Australis Capital NCI reclass on loss of control		—	(6,348)	—	—	—	—	—	—	—	—	—	—	—	6,348	—
Spin-out of Australis Capital	5(i)	—	—	—	—	—	—	—	—	—	—	—	—	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out		—	—	—	—	—	—	—	(76,873)	6,402	—	—	(70,471)	70,471	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(78,837)	11,948	352	(5,629)	(72,166)	(293,509)	(7,087)	(372,762)
Balance, June 30, 2019		84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(286,311)	4,410	4,387,374

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2020 and 2019
(Amounts reflected in thousands of Canadian dollars)

		Year ended June 30,
			Restated - Note 2(h)
	Notes	2020	2019
		$	$
Operating activities
Net loss from continuing operations		(3,300,493)	(300,740)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	8	(56,614)	(92,503)
Changes in fair value included in inventory sold		91,825	71,821
Depreciation of property, plant and equipment	10	74,314	45,362
Amortization of intangible assets	14	40,577	42,893
Share-based compensation	18(a)(b)	59,899	107,039
Non-cash acquisition costs		—	4,243
Impairment of property, plant and equipment	10	157,838	—
Impairment of investment in associate	7	75,035	73,289
Impairment of intangible assets and goodwill	14	2,544,144	9,002
Accrued interest and accretion expense	15, 16	18,591	22,798
Interest and other income		(4,835)	(265)
Deferred tax expense (recovery)		(78,303)	(23,909)
Other (losses) gains, net	20	28,643	(109,464)
Foreign exchange loss		12,779	(3,814)
Changes in non-cash working capital	21	7,643	(37,285)
Net cash used in operating activities from discontinued operations		(8,995)	(712)
Net cash used in operating activities		(337,952)	(192,245)

Investing activities
Marketable securities and derivative investments	6	(2,000)	(50,584)
Proceeds from disposal of marketable securities and derivatives	6	90,843	46,975
Purchase of property, plant and equipment, and intangible assets	10	(355,006)	(414,190)
Disposal of property, plant and equipment	10	3,739	—
Acquisition of businesses, net of cash acquired	12	280	114,213
Payment of contingent consideration		(1,993)	(4,112)
Loan receivable		(3,643)	—
Dividends received		—	828
Deposits		(17,744)	(5,452)
Proceeds from disposal of investment in associates	5(c)	27,600	134
Net cash used in investing activities from discontinued operations		8,441	(109)
Net cash used in investing activities		(249,483)	(312,297)

Financing activities
Proceeds from long-term loans		86,394	605,104
Repayment of long-term loans		(115,130)	(21,126)
Repayment of short-term loans		—	(238)
Repayment of convertible debenture		(2,306)	—
Payments of principal portion of lease liabilities		(7,788)	—
Proceeds from lease inducements		1,746	—
Restricted cash		46,066	(32,668)
Financing fees		(1,789)	(18,709)
Shares issued for cash, net of share issue costs		575,506	59,331
Capital contribution from non-controlling interest		—	5,854
Net cash used in financing activities from discontinued operations		(137)	—
Net cash provided by financing activities		582,562	597,548
Effect of foreign exchange on cash and cash equivalents		(5,675)	2,936
Increase (decrease) in cash and cash equivalents		(10,548)	95,942
Cash and cash equivalents, beginning of year		172,727	76,785
Cash and cash equivalents, end of year		162,179	172,727
Supplemental cash flow information (Note 21)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act; and

•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

The United States (“U.S”) represents the largest cannabis and hemp-derived cannabidiol (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. During the year ended June 30, 2020 the Company acquired Reliva, LLC (Note 12(a)(i)) as an entry into this market. As part of the U.S market strategy, we continue to consider how various state and federal regulations affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

During the year ended June 30, 2020, the Company announced a business transformation plan intended to better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth. These actions include the rationalization of selling, general and administrative expenses through a reduction in corporate and production staff. The Company has also initiated a plan to wind down and close operations at five Canadian facilities including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie, and Aurora Eau. Refer to Note 3 for further details regarding these restructuring actions.

Note 2	Significant Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes change in accounting policies, new accounting standards, which have been adopted during 2020, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include investment in associates and joint ventures (Note 7), biological assets (Note 8), inventory (Note 9), estimated useful lives of property, plant and equipment and intangible assets (Note 10 and 14), impairment of non-financial assets (Note 10 and 14), business combinations (Note 12), convertible debentures (Note 15), share-based compensation (Note 18), deferred tax assets (Note 22), segmented information (Note 26) and the fair value of financial instruments (Note 27).

(a)	Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with current period’s presentation.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 24, 2020.

(b)	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Company’s operations during the year ended June 30, 2020. The production and sale of cannabis have been recognized as essential services across Canada and Europe. As of June 30, 2020, we have also not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things,

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%	Danish Krone
Cannimed Therapeutics Inc. (“CanniMed”)	100%	Canadian Dollar
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar
Whistler Medical marijuana Corporation (“Whistler”)	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(d)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

(e)	Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents, cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Restricted cash represents the minimum cash and cash equivalents balance that the Company must maintain pursuant to the terms of the secured credit agreement with the Bank of Montreal (Note 16(a)).

(f)	Government Grants

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified expenditures. These investment tax credits (“ITCs”) are recorded as a reduction to the related expenditures in the fiscal period when there is reasonable assurance that such credits will be realized.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize ITCs in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the ITCs can be utilized. Any changes in these interpretations and assessments could have an impact on the amount and timing of ITCs recognized in the financial statements.

(g)	Provisions

The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(h)	Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in sales and marketing, and general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the consolidated financial statements. See Note 9 for the Company’s revised accounting policy on inventory costing.

Management has applied the change in accounting policy retrospectively. The consolidated financial statements for the year ended June 30, 2019 have been restated to reflect adjustments made as a result of this change in accounting policy. The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended June 30, 2019:

June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	June 30, 2019 Restated
Consolidated Statement of Financial Position
Biological assets	51,836	(1,269)	—	50,567
Inventory	113,641	(2,320)	—	111,321
Deferred tax liability	91,886	(916)	—	90,970
Deficit	(283,639)	(2,672)	—	(286,311)

Year ended June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	Year ended June 30, 2019 Restated
Consolidated Statement of Comprehensive Loss
Cost of sales	112,526	11,252	—	123,778
Gross profit before fair value adjustments	135,413	(11,252)	(2,403)	121,758

Changes in fair value of inventory sold	72,129	(308)	—	71,821
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Gross profit	159,815	(14,972)	(2,403)	142,440

General and administration	172,365	(11,384)	(1,912)	159,069

Deferred tax (recovery) expense	(23,257)	(916)	264	(23,909)

Net loss from continuing operations	(297,924)	(2,672)	(144)	(300,740)
Net loss attributable to Aurora shareholders	(290,837)	(2,672)	—	(293,509)
Loss per share (basic and diluted)	(3.63)	(0.03)	n/a	(3.66)

Year ended June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations (Note 11(b))	Year ended June 30, 2019 Restated
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Changes in fair value of inventory sold	72,129	(308)	—	71,821
Deferred tax expense (recovery)	(23,257)	(916)	264	(23,909)
Changes in non-cash working capital	(37,952)	(211)	878	(37,285)
Net cash used in operating activities	(192,245)	—	—	(192,245)

(i)	Adoption of New Accounting Pronouncements

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Under IAS 17, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equipment or the lease term.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)
higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;

ii)
higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;

iii)
replacement of rent expense previously recorded in cost of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and

iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;

ii)	recognition exemption of low-value leases;

iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;

iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;

v)	application of hindsight in determining the applicable lease term at the date of transition; and

vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16:

As at July 1, 2019	As previously reported under IAS 17	IFRS 16 transition adjustments	Inventory restatement adjustments (Note 2(h))	As reported under IFRS 16
	$	$		$
Prepaid deposits	24,323	(585)	—	23,738
Property, plant and equipment	765,567	96,049	—	861,616
Current loans and borrowings	(13,758)	(6,630)	—	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	—	(216,320)
Deficit	283,639	—	2,672	286,311

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

Operating lease commitments as at June 30, 2019	$94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,326
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee's incremental borrowing rate	(88,767)
Less: lease commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,318)
Lease liabilities recognized as at July 1, 2019	$96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a financing lease will recognize a lease receivable and de-recognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

(ii)    IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

(iii)    Amendments to IFRS 16: COVID-19 Related Rent Concessions

The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment is effective June 1, 2020 but, to ensure the relief is available when needed most, lessees can apply the amendment immediately in any financial statements not yet authorized for issue. The Company adopted this amendment during the year ended June 30, 2020, however it did not have a material impact to the Company’s consolidated financial statements.

(j)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

(i)    Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has evaluated the potential impact of these amendments and concluded that there is no impact to the Company’s consolidated financial statements.

(ii)    Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company is currently evaluating the potential impact of these amendments and does not expect significant impacts on the Company’s consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(iii)    Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iv) Amendments to IAS 37: Onerous Contracts and the cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3    Restructuring Provision

Accounting Policy

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those individuals who are affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which reflect amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

As described in Note 1, during the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities in order to focus on production and manufacturing at the Company’s larger scale facilities. Additionally, the Company reduced the number of corporate and production level employees across the organization in an effort to reduce spending. The Company recorded restructuring charges of $1.9 million for the year ended June 30, 2020 relating to workforce reductions.

The provisions for restructuring and other charges represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the severances that will need to be paid.

Total
$
Initial recognition	1,947
Payments	(1,390)
Balance at June 30, 2020	557

Note 4    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

		June 30, 2020	June 30, 2019
		$	$
Trade receivables	Note 28(a)	45,199	83,877
Sales taxes receivable		5,912	18,261
Other receivables(1)		2,999	1,355
		54,110	103,493

(1)	Includes interest receivable from the secured convertible debenture held in Choom Holdings Inc. and unsecured convertible debentures held in High Tide (Note 5(f) and 5(h))

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5    Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of June 30, 2020, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2019 – 31,956,347), representing a 22.4% ownership interest (June 30, 2019 – 22.5%). Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 7). Based on Cann Group’s closing stock price of A$0.79 on June 30, 2020 (June 30, 2019 – A$1.96), the 31,956,347 shares classified under investment in associates have a fair value of approximately $23.4 million (A$25.0 million) (June 30, 2019 – $57.0 million (A$62.0 million)). During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount. As a result, the Company recognized $37.2 million of impairment charges for the year ended June 30, 2020 (year ended June 30, 2019 – $18.2 million impairment loss) through the statement of comprehensive loss (Note 7).

(b)	Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSXV. Radient provides industrial-scale manufacturing solutions for premium natural ingredients and products.

As of June 30, 2020, the Company held an aggregate of 37,643,431 shares in Radient (June 30, 2019 – 37,643,431) with a fair value of $6.0 million (June 30, 2019 - $30.9 million) resulting in an unrealized loss of $24.8 million for the year ended June 30, 2020 (year ended June 30, 2019 - $13.2 million unrealized fair value loss).

During the year ended June 30, 2020, the Company’s 4,541,889 warrants in Radient expired unexercised, resulting in the recognition of an unrealized loss of $0.1 million. At June 30, 2019, the 4,541,889 warrants had a fair value of $0.1 million resulting in an unrealized loss of $1.3 million for the year ended June 30, 2019. The June 30, 2019 fair value of the warrants were estimated using the Binomial model with the following assumptions: risk-free interest rate of 1.52%; dividend yield of 0%; historical stock price volatility of 75.10%; and an expected life of 0.45 years.

(c)	Alcanna Inc. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX. Its principal business activity is the retailing of wines, beers and spirits in Canada. Alcanna has also developed and launched a retail cannabis business in Alberta and Ontario, and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

(i)	Common Shares and Investment in Associate

During the year ended June 30, 2020, the Company disposed of its investment in Alcanna, representing 9,200,000 common shares or a 24.8% ownership interest. The Company received gross proceeds of $27.6 million at an average price of $3.00 per share and recognized a $12.0 million accounting gain on disposal. The proceeds were used to repay a portion of the Credit Facility (Note 16(a)). Prior to the disposal, management had significant influence over Alcanna and accounted for the investment using the equity method (Note 7). During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount. As a result, the Company recognized $27.7 million of impairment charges for the year ended June 30, 2020 (year ended June 30, 2019 – $68.7 million impairment loss). As of June 30, 2020, the Company no longer holds any shares of Alcanna.

(ii)	Warrants

During the year ended June 30, 2020, 10,130,000 warrants expired unexercised and 1,750,000 warrants were canceled. As at June 30, 2020 the Company has no warrants in Alcanna (June 30, 2019 – 11,880,000).

(d)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

On September 7, 2018, the Company purchased 4,883 convertible debentures for a total cost of $4.9 million. The 4,883 convertible debentures bear interest at 8% per annum and mature on September 5, 2020. The debentures are convertible at the option of Aurora upon the occurrence of a Liquidity Event (as defined below) into units of Capcium at the lesser of (i) the price that is 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80.0 million at the time of the Liquidity Event. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for 2 years from the completion of a Liquidity Event. A Liquidity Event is defined as the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. On June 30, 2019, as Capcium had not completed a Liquidity Event, the Company received 488 additional convertible debentures for no additional consideration in accordance with the terms under the original agreement.

As at June 30, 2020, the convertible debentures had a nil fair value (June 30, 2019 – $7.5 million)(Note 6(b)), which resulted in an unrealized loss of $7.5 million for the year ended June 30, 2020 (year ended June 30, 2019 – $2.6 million). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13 (June 30, 2019 – $1.13); risk-free rate of 1.96% (June 30, 2019 – 1.83%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 39.0% (June 30, 2019 – 46.0%); an expected life of

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

0.20 years (June 30, 2019 – 1.44 years); adjusted for a credit spread of 26% (June 30, 2019 – 26%) and a probability factor of 0% (June 30, 2019 – 80%) for the Liquidity Event. The Company also considers the probability of collection in its assessment of fair value. If the estimated volatility increased or decreased by 10%, the estimated change in fair value would be negligible.

As of June 30, 2020, the Company held 8,828,662 common shares (June 30, 2019 – 8,828,662) in Capcium representing a 19% ownership interest (June 30, 2019 – 20.0%). Given that the Company has significant influence over Capcium, the investment has been accounted for under the equity method (Note 7). During the year ended June 30, 2020, the Company identified indicators of impairment within its investment in Capcium and as such assessed the carrying value of the investment against the estimated recoverable amount. The recoverable amount of the investment in Capcium was determined using a value-in-use calculation by discounting the most recent expected future net cash flows to the Company from the investment in Capcium. As a result, the Company recognized $9.0 million of impairment charges for the year ended June 30, 2020 (year ended June 30, 2019 – nil), which has been recognized through the statement of comprehensive loss.

In July 2020, the convertible debenture was converted into 5,371,300 Class A preferred shares. In addition, the Company subscribed to 1,851,086 Class B preferred shares in Capcium for $1.9 million as part of the amendment to the March 29, 2019 manufacturing agreement, to reduce the annual minimum purchase commitment by 20.0 million capsules.

(e)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, which is publicly listed on the TSX.

On September 27, 2018, due to the resignation of Aurora’s Board representative from TGOD’s Board of Directors and other qualitative factors, the Company no longer held significant influence in TGOD. As a result, the $131.0 million carrying value of the 39,674,584 common shares held in TGOD was derecognized from investment in associates (Note 7) and reclassified to marketable securities (Note 6(a)) at its fair value of $275.3 million, calculated based on the September 27, 2018 quoted market price of $6.94. This resulted in the recognition of a $144.4 million fair value gain on the deemed disposal of the equity investment during the year ended June 30, 2019.

During the year ended June 30, 2020, the Company sold its remaining 28,833,334 common shares (year ended June 30, 2019 – 10,841,250) of TGOD for gross proceeds of $86.5 million (year ended June 30, 2019 – $47.4 million) at an average price of $3.00 per share (year ended June 30, 2019 – $4.37). As a result, the Company recognized a realized loss of $115.3 million during the year ended June 30, 2020 (year ended June 30, 2019 – $28.3 million), of which $6.7 million were losses recognized during the year ended June 30, 2020. The realized loss was calculated based on the deemed cost of $6.94 per share which represents the September 27, 2018 quoted market price at the time the Company lost significant influence. As at June 30, 2020, the Company no longer holds any shares of TGOD, however, the Company continues to hold 16,666,667 subscription receipt warrants.

As of June 30, 2020, the $1.1 million fair value (June 30, 2019 – $23.5 million) of the remaining 16,666,667 subscription receipt warrants (Note 6(b)) was estimated using the quoted market price of $0.065 (June 30, 2019 – $1.41), contributing to a fair value loss of $22.4 million for the year ended June 30, 2020. During the year ended June 30, 2019, Aurora’s milestone options in TGOD expired unexercised which resulted in a total fair value loss of $71.5 million, of which $43.9 million and $27.6 million was attributed to the subscription receipt warrants and milestone options, respectively.

During the year ended June 30, 2020, 3,170,625 participation right warrants in TGOD expired unexercised resulting in an unrealized loss of $0.6 million. As at June 30, 2019, the 3,170,625 participation right warrants had a fair value of $0.6 million which was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $3.23; risk-free interest rate of 1.77%; dividend yield of 0%; stock price volatility of 74.56%; and an expected life of 0.84 years.

(f)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

On November 2, 2018, the Company subscribed for a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. As at June 30, 2020, the interest receivable balance from Choom was $1.5 million (June 30, 2019 - $0.8 million) (Note 4). The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to an ownership interest in licensed retailers. On December 12, 2019, the Cannabis Retail Regulations in Ontario was amended increasing the ownership restriction to 25% from 9.9%.

On June 24, 2020, the Company executed an amendment to the convertible debenture which grant the Company a second ranking security interest over Choom’s present and after-acquired property. Furthermore, the conversion price of the debenture has been reduced from $1.25 to $0.65 per share.

(i)	Common Shares and Investment in Associate

As a result of the amendment to the Cannabis Retail Regulations in Ontario, the Company now has the right to acquire up to 25% of the voting rights in Choom, resulting in the Company obtaining significant influence in Choom effective December 12, 2019, being the date of the amendment. The 9,859,155 common shares had a fair value of $1.8 million based on a quoted market price of $0.18 and was reclassified from marketable securities (Note 6(a)) to investment in associates (Note 7). The Company recognized an unrealized loss of $2.6 million for the year ended June 30,

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

2020, and the cumulative unrealized loss of $5.2 million as at December 12, 2019 was reclassified from other comprehensive loss to deficit. As of June 30, 2020, the Company held 9,859,155 (June 30, 2019 – 9,859,155) common shares in Choom, representing a 4.37% (June 30, 2019 – 8.0%) ownership interest with a fair value of $1.4 million (June 30, 2019 – $4.4 million) based on the closing stock price of $0.14 (June 30, 2019 – $0.45). During the year ended June 30, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $0.4 million (year ended June 30, 2019 – nil) which has been recognized through the statement of comprehensive loss.

(ii)	Convertible Debenture

As of June 30, 2020, the convertible debenture had a fair value of $20.5 million (June 30, 2019 – $19.3 million) resulting in an unrealized gain of $1.1 million for the year ended June 30, 2020 (year ended June 30, 2019 – $0.6 million unrealized loss). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.14 (June 30, 2019 – $0.45); credit spread of 8.58% (June 30, 2019 – 8.24%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 121.88% (June 30, 2019 – 84.48%); and an expected life of 2.34 years (June 30, 2019 – 3.35 years).

(iii)	Warrants

As of June 30, 2020, the 96,464,248 share purchase warrants had a negligible fair value (June 30, 2019 - negligible) resulting in a negligible unrealized loss for the year ended June 30, 2020 (year ended June 30, 2019 – $0.1 million unrealized loss).

(g)	Investee-B

Investee-B is a private Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica. On July 2, 2018, the Company subscribed to a $13.4 million (US $10.0 million) convertible debenture in Investee-B. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora’s option until July 2, 2023.

The Company also entered into an Investor Rights Agreement, under which Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of June 30, 2020, the convertible debenture had a fair value of $16.1 million (US $11.9 million) (June 30, 2019 – $14.3 million (US $11.0 million))(Note 6(b)). The Company recognized unrealized gains of $1.5 million for the year ended June 30, 2020 (year ended June 30, 2019 – $0.4 million unrealized loss)(Note 6(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71 (June 30, 2019 – $3.71); risk-free interest rate of 2.88% (June 30, 2019 – 1.75%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 44.45% (June 30, 2019 – 34.00%); credit spread of 74.90% (June 30, 2019 – 1.13%) and an expected life of 3.01 years (June 30, 2019 – 4.01 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.2 million (June 30, 2019 – $0.2 million). If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million (June 30, 2019 – $0.3 million).

(h)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company and is publicly listed on the Canadian Securities Exchange.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020 (the “December 2018 Debentures”). The December 2018 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019.

On June 14, 2019, the Company invested $1.0 million in unsecured convertible debentures of High Tide bearing interest of 10.0% per annum, payable annually in advance in common shares of High Tide and maturing in two years from the date of issuance (the “June 2019 Debentures”). The June 2019 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after December 14, 2019.

On November 14, 2019, the Company invested $2.0 million in senior unsecured convertible debentures of High Tide bearing an interest rate of 10% per annum and maturing on November 14, 2021 (the “November 2019 Debentures”). The November 2019 Debentures are convertible into common shares of High Tide at $0.252 per share at the option of the Company any time after May 14, 2020.

The conversion of the December 2018 Debentures, June 2019 Debentures, and November 2019 Debentures are subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

As of June 30, 2020, the convertible debentures had a fair value of $12.7 million (June 30, 2019 – $10.2 million), resulting in an unrealized loss of $0.4 million for the year ended June 30, 2020 (year ended June 30, 2019 – $0.8 million)(Note 6(b)). The fair value of the convertible debentures was estimated using the FINCAD model with the following assumptions: share price of $0.16 (June 30, 2019 – $0.36); credit spread of 12.3% (June 30, 2019 – 13.5%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 106.0% (June 30, 2019 – 70.0%) and an expected life of 0.63 years (June 30, 2019 – 1.51 years).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on acquisitions in the cannabis space and more specifically, in technology supporting the cannabis industry, with a view of developing the infrastructure required to meet the demands of the growing United States cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of June 30, 2020 and June 30, 2019, the Company held the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and

(b)
The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of June 30, 2020, the warrants remain un-exercisable.

As of June 30, 2020, the warrants had a fair value of $3.2 million (June 30, 2019 – $10.1 million) estimated using the Binomial model with the following assumptions: share price of $0.22 (June 30, 2019 – $0.92); risk-free interest rate of 0.93% (June 30, 2019 – 1.81%); dividend yield of 0% (June 30, 2019 – 0%); stock price volatility of 116.01% (June 30, 2019 – 48.97%); an expected life of 8.23 years (June 30, 2019 – 9.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $6.9 million unrealized loss on fair value during the year ended June 30, 2020 (year ended June 30, 2019 – unrealized gain of $9.6 million)(Note 6(b)).

(j)	EnWave Corporation (“EnWave’)

EnWave is a Vancouver-based advanced technology company that has developed Radiant Energy Vacuum (“REV™”) – a proprietary method for the precise dehydration of organic materials. Enwave is publicly listed on the TSX Venture Exchange.

On April 25, 2019, the Company purchased 5,302,227 common shares of EnWave, representing a 4.9% ownership interest, in exchange for 840,576 common shares of Aurora with a fair value of $10.0 million. The $10.0 million fair value of the shares at initial recognition was based on a 5-day volume weighted average trading price of Aurora’s shares on the closing day.

On April 29, 2020, the Company sold the 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million. Based on the deemed cost of $1.89 per share, which represents the April 25, 2019 quoted market price, the transaction resulted in a realized loss of $5.9 million. Of the $5.9 million realized loss, $8.5 million of fair value losses were recognized during the year ended June 30, 2020

As of June 30, 2020, the Company no longer holds any shares in Enwave. As at June 30, 2019, the 5,302,227 common shares in EnWave had a fair value of $12.6 million based on the $2.38 closing stock price and the Company recognized an unrealized fair value gain of $2.6 million through other comprehensive loss for the year ended June 30, 2019 (Note 6(a)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 6    Marketable Securities and Derivatives

(a)	Marketable securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”). The Company designates its marketable securities as financial assets measured at FVTOCI. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income only and not through profit or loss upon disposition.

As at June 30, 2020, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at FVTOCI	Micron	Radient	TGOD	ACI	Choom	EnWave	Other immaterial investments	Total
		Note 5(b)	Note 5(e)	Note 5(i)	Note 5(f)	Note 5(j)
	$	$	$	$	$	$	$	$
Balance, June 30, 2018	2,426	44,043	—	—	12,719	—	—	59,188
(Disposals) additions	—	—	(46,663)	228	—	10,000	1,091	(35,344)
Transfer from investment in associates	—	—	275,342	5,360	—	—	—	280,702
Unrealized (loss) gain on changes in fair value	(1,278)	(13,177)	(135,547)	76,873	(8,331)	2,619	4	(78,837)
Spin-out	—	—	—	(82,461)	—	—	—	(82,461)
Balance, June 30, 2019	1,148	30,866	93,132	—	4,388	12,619	1,095	143,248
Disposals	(191)	—	(86,465)	—	—	(4,138)	—	(90,794)
Transfer to investment in associates	—	—	—	—	(1,775)	—	—	(1,775)
Unrealized loss on changes in fair value	(957)	(24,845)	(6,667)	—	(2,613)	(8,481)	(50)	(43,613)
Balance, June 30, 2020	—	6,021	—	—	—	—	1,045	7,066

Unrealized (loss) gain on marketable securities
Year ended June 30, 2019
OCI unrealized (loss) gain	(1,278)	(13,177)	(135,547)	76,873	(8,331)	2,619	4	(78,837)

Year ended June 30, 2020
OCI unrealized loss	(957)	(24,845)	(6,667)	—	(2,613)	(8,481)	(50)	(43,613)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

Accounting Policy

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred. Refer to Note 27 for significant judgments in determining the fair value of derivative financial instruments.

As of June 30, 2020, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at FVTPL	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste	Total
		Note 5(b)	Note 5(c)		Note 5(d)	Note 5(e)	Note 5(i)	Note 5(f)	Note 5(g)	Note 5(h)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	1,028	1,412	2,400	20,140	—	99,471	—	—	—	—	491	124,942
Additions	—	—	—	—	4,883	—	541	20,000	13,403	11,000	—	49,827
Transfer on loss of control of subsidiary	—	—	—	—	—	—	679	—	—	—	—	679
Unrealized (loss) gain on changes in fair value	(944)	(1,347)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	(420)	(759)	(378)	(17,725)
Transfer to investment in associates (Note 7)	—	—	—	(3,413)	—	—	—	—	—	—	—	(3,413)
Spin-out	—	—	—	—	—	—	(69,234)	—	—	—	—	(69,234)
Foreign exchange	—	—	—	—	—	—	—	—	1,333	—	—	1,333
Balance, June 30, 2019	84	65	425	33	7,518	24,162	10,083	19,369	14,316	10,241	113	86,409
(Disposals) additions	—	—	(49)	—	—	—	—	—	—	2,000	—	1,951
Unrealized (loss) gain on changes in fair value	(84)	(65)	(376)	(33)	(7,518)	(23,030)	(6,905)	1,130	1,465	419	(102)	(35,099)
Foreign exchange	—	—	—	—	—	—	—	—	321	—	—	321
Balance, June 30, 2020	—	—	—	—	—	1,132	3,178	20,499	16,102	12,660	11	53,582
Current portion	—	—	—	—	—	(1,132)	—	—	—	(10,659)	—	(11,791)
Long-term portion	—	—	—	—	—	—	3,178	20,499	16,102	2,001	11	41,791

Unrealized (loss) gain on derivatives (Note 20)
Year ended June 30, 2019
Foreign exchange gain	—	—	—	—	—	—	—	—	1,333	—	—	1,333
Inception gains amortized	607	919	—	—	—	—	—	—	—	—	—	1,526
Unrealized (loss) gain on changes in fair value	(944)	(1,347)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	(420)	(759)	(378)	(17,725)
	(337)	(428)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	913	(759)	(378)	(14,866)

Year ended June 30, 2020
Foreign exchange gain	—	—	—	—	—	—	—	—	321	—	—	321
Inception gains amortized	306	403	—	—	—	—	—	—	—	—	—	709
Unrealized (loss) gain on changes in fair value	(84)	(65)	(376)	(33)	(7,518)	(23,030)	(6,905)	1,130	1,465	419	(102)	(35,099)
	222	338	(376)	(33)	(7,518)	(23,030)	(6,905)	1,130	1,786	419	(102)	(34,069)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7	Investments in Associates and Joint Ventures

Accounting Policy

Associates are companies over which Aurora has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds marketable securities or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates at the deemed cost with the cumulative unrealized fair value gains or losses in other comprehensive loss, if any, transferred to deficit.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT	Capcium	TGOD	Choom	ACI	Other immaterial investments	Total
	Note 5(a)	Note 5(c)		Note 5(d)	Note 5(e)	Note 5(f)	Note 5(i)
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	81,183	109,577	—	11,256	132,292	—	—	134	334,442
Additions	—	—	3,413	3	—	—	5,360	—	8,776
Dividend income	—	(828)	—	—	—	—	—	—	(828)
Disposition / reclassification	—	—	—	—	(130,974)	—	(5,360)	(134)	(136,468)
Share of net loss (1)	(1,520)	(5,099)	(230)	(1,406)	(1,318)	—	—	—	(9,573)
Impairment	(18,158)	(68,696)	(2,078)	—	—	—	—	—	(88,932)
Impairment reversal	—	15,643	—	—	—	—	—	—	15,643
OCI FX gain (loss)	(4,488)	353	(80)	—	—	—	—	—	(4,215)
Balance, June 30, 2019	57,017	50,950	1,025	9,853	—	—	—	—	118,845
Additions	—	—	—	—	—	1,775	—	—	1,775
Disposition / reclassification	—	(15,645)	—	—	—	—	—	—	(15,645)
Share of net income (loss)(1)	(2,930)	(7,174)	(58)	(840)	—	(532)	—	—	(11,534)
Impairment	(37,213)	(27,748)	(633)	(9,013)	—	(428)	—	—	(75,035)
OCI FX gain (loss)	43	(383)	47	—	—	1	—	—	(292)
Balance, June 30, 2020	16,917	—	381	—	—	816	—	—	18,114

(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial information for the Company’s associates and joint ventures for the periods presented based on the latest available information of each investee. The numbers have not been pro-rated for Aurora’s ownership interest.

	At June 30, 2020	At June 30, 2019
	Cann Group	Cann Group	Alcanna	Total
	$	$	$	$
Date obtained significant influence	Dec 11, 2017	Dec 11, 2017	Feb 14, 2018

Statement of financial position
Cash and cash equivalents	7,513	43,752	22,115	65,867
Current assets	12,760	69,620	149,835	219,455
Non-current assets	58,521	7,208	480,070	487,278

Current financial liabilities, excluding trade and other payables and provisions	—	4	22,237	22,241
Current liabilities	5,497	1,394	54,375	55,769
Non-current financial liabilities	—	—	73,364	73,364
Non-current liabilities	835	13	73,364	73,377

Statement of comprehensive loss
Revenue	1,025	—	136,424	136,424
Depreciation and amortization	(1,992)	—	(30,040)	(30,040)
Interest income	448	1,691	—	1,691
Interest expense	(83)	(21)	(22,872)	(22,893)
Income tax expense	—	—	(16,000)	(16,000)
Loss from continued operations	(15,084)	(9,276)	(37,180)	(46,456)
Loss from discontinued operations, net tax	—	—	(916)	(916)
Other comprehensive income	—	—	(2,532)	(2,532)
Total comprehensive loss	(15,084)	(9,276)	(40,628)	(49,904)

Note 8	Biological Assets

Accounting Policy

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest. The stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram
Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Inputs			Impact on fair value
	June 30, 2020	June 30, 2019	Sensitivity	June 30, 2020	June 30, 2019
Average selling price per gram	$4.78	$5.86	Increase or decrease of $1.00 per gram	$14,070	$14,868
Weighted average yield (grams per plant)	52.73	44.31	Increase or decrease by 5 grams per plant	$3,756	$6,295
Standard cost per gram to complete production	$1.73	$2.04	Increase or decrease of $1.00 per gram	$19,318	$17,735

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

	Year ended June 30, 2020	Year ended June 30, 2019 Restated (Note 2(h))
	$	$
Opening balance	50,567	13,620
Production costs capitalized	62,177	41,857
Biological assets acquired through business combinations (Note 12)	—	8,888
Changes in fair value less cost to sell due to biological transformation	56,614	92,503
Transferred to inventory upon harvest	(133,923)	(106,301)
Ending balance	35,435	50,567

As of June 30, 2020, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $1.88 per gram (June 30, 2019 – $2.93 per gram).

During the year ended June 30, 2020, the Company’s biological assets produced 152,740 kilograms of dried cannabis (year ended June 30, 2019 – 57,442 kilograms). As at June 30, 2020, it is expected that the Company’s biological assets will yield approximately 41,653 kilograms (June 30, 2019 – 36,010 kilograms) of cannabis when harvested. As of June 30, 2020, the weighted average stage of growth for the biological assets in was 48% (June 30, 2019 – 49%).

Note 9	Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the statement of comprehensive loss.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage, inventory excess, age and damage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory:

	June 30, 2020			June 30, 2019 (1)
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	29,737	16,708	46,445	30,518	31,386	61,904
Finished goods	11,826	1,735	13,561	8,529	5,007	13,536
	41,563	18,443	60,006	39,047	36,393	75,440
Extracted cannabis
Work-in-process	21,608	4,995	26,603	4,536	1,356	5,892
Finished goods	15,758	1,396	17,154	7,563	1,224	8,787
	37,366	6,391	43,757	12,099	2,580	14,679

Hemp products
Raw materials	929	—	929	4,508	—	4,508
Work-in-process	235	—	235	1,000	—	1,000
Finished goods	107	—	107	3,183	—	3,183
	1,271	—	1,271	8,691	—	8,691

Supplies and consumables	16,125	—	16,125	9,673	—	9,673

Merchandise and accessories	668	—	668	2,838	—	2,838

Ending Balance	96,993	24,834	121,827	72,348	38,973	111,321

(1)	Amounts have been retroactively restated for the change in accounting policy relating to the valuation of Cannabis Inventory (Note 2(h).

During the year ended June 30, 2020, inventory expensed to cost of goods sold was $369.1 million (year ended June 30, 2019 – $195.6 million), which included $91.8 million (year ended June 30, 2019 – $71.8 million) of non-cash expense related to the changes in fair value of inventory sold. During the year ended June 30, 2020, management recognized a $135.1 million (year ended June 30, 2019 – nil) charge to the net realizable value of our inventory due to a decrease in selling price and inventory deemed as excess based on current and projected market demands. Of the $135.1 million (year ended June 30, 2019 – nil) inventory impairment, $105.5 million is recognized through cost of sales and $29.6 million is recognized through changes in fair value of inventory sold on the statements of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10	Property, Plant and Equipment

Accounting Policy

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 years
Production equipment 2 - 4 years
Furniture and fixtures 5 years
Building and improvements 20 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

On July 1, 2019, the Company adopted IFRS 16: Leases (Note 2(i)(i)) which replaced IAS 17: Leases.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	June 30, 2020				June 30, 2019
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Net book value
Owned assets
Land	31,485	—	(893)	30,592	39,532	—	39,532
Real estate	515,264	(51,867)	(82,721)	380,676	420,737	(25,682)	395,055
Construction in progress	349,274	—	(37,741)	311,533	222,884	—	222,884
Computer software & equipment	30,947	(12,687)	(108)	18,152	20,850	(5,367)	15,483
Furniture & fixtures	9,888	(3,635)	(139)	6,114	9,312	(2,847)	6,465
Production & other equipment	187,512	(46,856)	(24,216)	116,440	102,403	(17,894)	84,509
Total owned assets	1,124,370	(115,045)	(145,818)	863,507	815,718	(51,790)	763,928

Right-of-use lease assets(1)
Land	27,862	(787)	—	27,075	—	—	—
Real estate	63,548	(7,729)	(2,416)	53,403	—	—	—
Production & other equipment	5,591	(3,196)	—	2,395	2,010	(371)	1,639
Total right-of-use lease assets	97,001	(11,712)	(2,416)	82,873	2,010	(371)	1,639

Total property, plant and equipment	1,221,371	(126,757)	(148,234)	946,380	817,728	(52,161)	765,567

(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(i)(i)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2019	IFRS 16 Transition (1)	Additions	Disposals	Other (2)(3)(4)	Depreciation	Impairment	Foreign currency translation	Balance, June 30, 2020
Owned assets
Land	39,532	—	337	—	(8,347)	—	(893)	(37)	30,592
Real estate	395,055	—	32,614	(267)	69,001	(33,942)	(82,721)	936	380,676
Construction in progress	222,884	—	261,830	(2,128)	(130,522)	—	(37,741)	(2,790)	311,533
Computer software & equipment	15,483	—	9,660	(52)	142	(6,973)	(108)	—	18,152
Furniture & fixtures	6,465	—	4,594	(120)	(3,417)	(1,192)	(139)	(77)	6,114
Production & other equipment	84,509	—	30,708	(2,302)	48,715	(21,024)	(24,216)	50	116,440
Total owned assets	763,928	—	339,743	(4,869)	(24,428)	(63,131)	(145,818)	(1,918)	863,507

Right-of-use leased assets (1)
Land	—	30,936	169	—	(3,243)	(787)	—	—	27,075
Real estate	—	62,817	7,764	(1,957)	(5,230)	(7,732)	(2,416)	157	53,403
Production & other equipment	1,639	2,296	1,453	(169)	—	(2,825)	—	1	2,395
Total right-of-use lease assets	1,639	96,049	9,386	(2,126)	(8,473)	(11,344)	(2,416)	158	82,873

Total property, plant and equipment	765,567	96,049	349,129	(6,995)	(32,901)	(74,475)	(148,234)	(1,760)	946,380

(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(i)(i)).

(2)
Includes reclassification of construction in progress cost when associated projects are complete. Includes the $24.4 million transfer of land and real estate to assets held for sale, associated with the Exeter property, the Jamaica property and the Latin American properties (Note 11).

(3)
During the year ended June 30, 2020, the Company recorded a non-material year end correction to re-classify $34.3 million of net book value of production and other equipment which was initially classified as real estate.

(4)
As part of the Company’s restructuring activities (Note 3), management re-assessed the likelihood of executing renewal options of its existing leases which resulted in a reduction of the assessed lease term of several of the Company’s leases.

	Balance, June 30, 2018	Additions	Additions from business combinations	Disposals	Other (1)	Depreciation	Foreign currency translation	Balance, June 30, 2019
Owned assets
Land	—	20,865	18,637	—	—	—	30	39,532
Real estate	76,649	130,165	74,373	—	137,098	(23,280)	50	395,055
Construction in progress	145,659	164,213	49,913	—	(137,098)	888	(691)	222,884
Computer software & equipment	3,494	13,757	5,204	—	(2,185)	(4,792)	5	15,483
Furniture & fixtures	3,128	4,819	3,806	—	(2,746)	(2,505)	(37)	6,465
Production & other equipment	17,015	65,753	14,511	—	2,746	(15,443)	(73)	84,509
Total owned assets	245,945	399,572	166,444	—	(2,185)	(45,132)	(716)	763,928

Right-of-use leased assets
Land	—	—	—	—	—	—	—	—
Real estate	—	—	—	—	—	—	—	—
Production & other equipment	407	859	607	—	—	(234)	—	1,639
Total right-of-use lease assets	407	859	607	—	—	(234)	—	1,639

Total property, plant and equipment	246,352	400,431	167,051	—	(2,185)	(45,366)	(716)	765,567

(1)	Includes reclassifications and other adjustments.

During the year ended June 30, 2020, $22.0 million (year ended June 30, 2019 – $25.2 million) in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 13% (year ended June 30, 2019 – 14%).

As of June 30, 2020, $216.0 million (June 30, 2019 – nil) of property, plant and equipment were temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $216.0 million idle property, plant, and equipment, $212.1 million relates to the Aurora Sun facility and $3.9 million relates to the Nordic Sky Facility.

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use lease assets are capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the year ended June 30, 2020, the Company recognized $74.5 million (year ended June 30, 2019 – $45.4 million) of depreciation expense of which $27.2 million (year ended June 30, 2019 – $12.2 million) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended June 30, 2020, management noted indicators of impairment at the asset specific level and at the Cash Generating Unit (“CGU”) level which are discussed below.

Asset specific impairments

During the period ended December 31, 2019, the Company halted construction of its Nordic Sky facility which is an indicator of impairment. The fair value of the Nordic Sky facility was determined based on a third-party appraisal using a fair value less cost of disposal (“FVLCD”) approach with the capitalization methodology using unobservable inputs (level 3). As a result, the Company recognized a $34.6 million impairment loss for Nordic Sky for the year ended June 30, 2020. The Nordic Sky facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 26).

During the year ended June 30, 2020, the Company listed its Exeter property for sale. The property was reclassified to Assets Held for Sale at the estimated $18.2 million fair value which resulted in an impairment charge of $1.4 million. The sale was completed during the year ended June 30, 2020 for net proceeds of $8.6 million (Note 11).

During the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities (Note 1 and 3) which is an indicator of impairment. The fair value of these facilities was determined based on a third-party appraisal using FVLCD approaches including market and cost approaches. Consideration is given to information from manufacturers, historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $86.5 million impairment loss relating to these facilities for the year ended June 30, 2020. These production facilities, and the corresponding impairment loss, are allocated to the cannabis operating segment (Note 26).

CGU impairments

Canadian, European and Latin American Hemp CGU

The following factors were identified as impairment indicators for the Canadian Hemp CGU as at March 31, 2020:

i.
Revenue decline - Slower than anticipated launch of new products resulting in a decrease of expected sales and profitability for the Canadian Hemp CGU as compared to outcomes initially forecasted by management;

i.
Change in strategic plans - As at March 31, 2020, management was evaluating the Company’s strategy and market opportunities with respect to hemp-derived CBD, including the divestiture of certain Canadian Hemp assets (Note 26).

As a result of the above factors, management performed an impairment test as at March 31, 2020 for the Canadian Hemp CGU.

The Company’s Canadian Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Canada. This CGU is attributed to the Company’s cannabis operating segment. The $0.2 million recoverable amount was determined using a FVLCD method by discounting the most recent expected future net cash flows attributable to the Canadian Hemp CGU. As a result, management recorded impairment losses of $9.8 million during the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - nil). No additional impairment was recognized for the Canadian Hemp CGU for the year ended June 30, 2020 (year ended June 30, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $7.4 million of impairment losses to owned property, plant and equipment and $2.4 million of impairment losses to right-of-use leased assets (Note 9). The recoverable amount of owned property, plant and equipment and right-of-use leased assets within this CGU was determined based on fair value less cost to dispose using a market approach (Level 3 inputs).

During the year ended June 30, 2020, the Company recognized impairment losses within its Latin American Hemp CGU, and its European Hemp CGU, and allocated impairment losses of $15.9 million to property, plant and equipment (Note 14(a)). The property, plant, and equipment impairment losses for the Latin American Hemp CGU and the European Hemp CGU are allocated to the cannabis operating segment (Note 26).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Assets Held for Sale and Discontinued Operations

Accounting Policy

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the statement of comprehensive loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Discontinued Operations

A disposal group qualifies as discontinued operations if it is a component of an entity that has either been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of comprehensive loss and comparative periods have been restated.

(a)	Assets Held for Sale

Exeter Property

In connection with management’s plan to rationalize capital expenditures to align the Company’s cultivation footprint to current demand, in November 2019, the Company committed to sell its Exeter land and greenhouse (the “Exeter Property”) and reclassified it from property, plant and equipment to assets held for sale. The Company obtained a third-party appraisal to determine the fair value of the Exeter Property based on a direct comparison approach (Level 2). During the period ended June 30, 2020, the Company sold the property for net proceeds of $8.6 million, resulting in a total impairment charge of $11.0 million. The impairment loss is recognized in impairment in property, plant, and equipment in the statement of comprehensive loss. The realized loss on disposal is recognized in other (losses) gains in the statement of comprehensive loss (Note 20). The impairment loss and the loss on disposal are allocated to the cannabis operating segment (Note 26).

	Land	Building & Improvements	Total
	$	$	$
Net book value	2,653	17,024	19,677
Impairment	(734)	(709)	(1,443)
Fair value transferred to assets held for sale	1,919	16,315	18,234
Impairment	(485)	(9,119)	(9,604)
Fair value	1,434	7,196	8,630
Proceeds from disposal	1,393	7,214	8,607
(Loss) gain on disposal	(41)	18	(23)

Jamaica Property

In connection with the Company’s business transformation plan, during the year ended June 30, 2020, the Company listed for sale its Jamaica land which had a carrying value of $4.2 million. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale. The fair value of the land was estimated based on the accepted offer on the property for proceeds of $4.3 million, net of selling costs. As the estimated net proceeds was higher than the carrying value, no impairment was recognized. On August 19, 2020, the Company entered into an agreement to sell the Jamaica property for gross proceeds of $4.6 million (US$3.5 million).

Latin America Properties

In connection with the Company’s business transformation plan, during the year ended June 30, 2020, the Company listed for sale two properties in Uruguay which had a total carrying value of $2.0 million. As a result, the Company reclassified the land from property, plant, and equipment to assets held for sale. The fair value of the land, which exceeds the property’s carrying value, was estimated using a market approach.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Discontinued Operations

Sale of Aurora Larssen Projects Inc. (“ALPS”)

On May 11, 2020, the Company divested its wholly owned subsidiary, ALPS, back to its former founding owner. This disposal is consistent with the Company’s long-term strategy to streamline operations and improve profitability. As ALPS represented a separate line of business of the Company, the revenue, expenses and cash flows related to ALPS’ operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. ALPS was sold for a nominal amount and the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2020.

The following table summarizes Company's consolidated discontinued operations for the years ended June 30, 2020 and 2019:

	Years ended,
	June 30, 2020	June 30, 2019
Operating results from discontinued operations	$	$
Revenue	—	2,403
General and administration expenses	5,951	1,912
Other expenses	572	1,661
Loss on disposal of discontinued operations	2,816	—
Net loss from discontinued operations before taxes	(9,339)	(1,170)
Income tax (expense) recovery	(505)	1,314
Net loss (income) from discontinued operations, net of tax	(9,844)	144

Note 12    Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)	Business Combinations Completed During the Year Ended June 30, 2020

i)	Reliva LLC (“Reliva”)

On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts specialized in the sale of hemp-derived cannabidiol (“CBD”) products. The acquisition marked the Company’s entry into the U.S. CBD market.

The Company acquired all of the issued and outstanding shares of Reliva for aggregate consideration of $53.1 million comprised of 2,480,810 Aurora common shares at a price of US$15.34 per share with a fair value of $52.4 million (US$38.1 million) and $0.7 million held in escrow which is subject to working capital adjustments. The contingent consideration represents the fair value of the US$45.0 million gross consideration to be paid out contingent upon Reliva achieving certain Earnings Before Interest, Depreciation and Amortization (“EBITDA”) targets over the twelve months ending December 31, 2020 and December 31, 2021. The contingent consideration is payable in Aurora common shares, cash, or any combination thereof at Aurora’s sole discretion.

Total consideration	$
Cash paid	—
Common shares issued	52,380
Funds held in escrow	688
53,068

Net identifiable assets acquired (liabilities assumed)
Cash	280
Accounts receivable	316
Inventories	1,195
Prepaids and other current assets	657
Intangible asset: Distribution network	13,489
Accounts payable and accrued liabilities	(429)
Deferred revenue	(618)
14,890

Purchase price allocation
Net identifiable assets acquired	14,890
Goodwill	38,178
53,068

Net cash outflows
Cash consideration paid	—
Cash acquired	280
280

Acquisition costs expensed
Year ended June 30, 2020	1,849

Goodwill arising from the acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

For the year ended June 30, 2020, Reliva accounted for $0.6 million in revenue and $0.1 million in net loss since the May 28, 2020 acquisition date. If the acquisition had been completed on July 1, 2019, the Company estimates it would have recorded an increase of $7.6 million in revenue and an increase of $1.9 million in net loss for the year ended June 30, 2020.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Business Combinations Completed During the Year Ended June 30, 2019

	MedReleaf (i)	Anandia (ii)	Aurora Hemp Europe (iii)	ICC (iv)	Whistler (v)	Immaterial transactions (vi)	Total
	$	$	$	$	$	$	$
Total consideration
Cash paid	—	—	8,302	—	—	2,918	11,220
Common shares issued	2,568,634	78,588	1,411	255,237	130,839	2,101	3,036,810
Share purchase warrants issued	—	19,565	—	—	—	—	19,565
Replacement share-based awards	75,373	—	—	7,664	—	—	83,037
Contingent consideration	—	—	—	—	24,395	383	24,778
Loan settlement	—	—	3,176	—	2,867	—	6,043
	2,644,007	98,153	12,889	262,901	158,101	5,402	3,181,453

Net identifiable assets acquired (liabilities assumed)
Cash	113,713	12,127	41	5,155	438	2	131,476
Accounts receivables	11,891	783	2,099	3,005	371	88	18,237
Income taxes receivable	8,078	—	—	—	—	—	8,078
Marketable securities	—	—	—	471	—	—	471
Biological assets	7,154	—	—	135	1,599	—	8,888
Inventories	32,626	33	2,226	762	3,042	—	38,689
Prepaid expenses and deposits	6,344	310	168	—	—	—	6,822
Property, plant and equipment	119,324	4,665	2,435	12,712	27,735	180	167,051
Other assets	581	—	—	—	478	4	1,063
Intangible assets
Customer relationships	62,800	4,700	—	—	1,900	—	69,400
Permits and licenses	89,757	11,000	—	149,745	14,500	—	265,002
Brand and trademarks	62,100	1,700	—	—	14,400	—	78,200
Patents	130	—	—	—	—	—	130
Intellectual property	70,200	12,300	—	—	—	—	82,500
Deferred tax asset	—	—	81	—	—	—	81
	584,698	47,618	7,050	171,985	64,463	274	876,088

Accounts payable and accruals	(16,919)	(518)	(1,683)	(1,963)	(1,045)	(100)	(22,228)
Income taxes payable	—	—	(7)	—	—	—	(7)
Deferred revenue	—	(65)	(6)	—	—	—	(71)
Loans and borrowings	—	(298)	—	—	(6,003)	—	(6,301)
Asset retirement obligation	(217)	—	—	—	—	—	(217)
Deferred tax liability	(59,985)	(7,055)	—	(2,617)	(8,894)	—	(78,551)
Provisions	(4,200)	—	—	—	—	—	(4,200)
	503,377	39,682	5,354	167,405	48,521	174	764,513

Purchase price allocation
Net identifiable assets acquired	503,377	39,682	5,354	167,405	48,521	174	764,513
Goodwill (1)	2,140,630	58,471	7,535	95,496	109,580	5,228	2,416,940
	2,644,007	98,153	12,889	262,901	158,101	5,402	3,181,453

Net cash outflows
Cash consideration paid	—	—	(8,302)	—	—	(2,918)	(11,220)
Cash acquired	113,713	12,127	41	5,155	438	2	131,476
	113,713	12,127	(8,261)	5,155	438	(2,916)	120,256

Acquisition costs expensed
Year ended June 30, 2019	10,097	360	2,552	403	2,087	25	15,524

Net accounts receivables acquired
Gross contractual receivables acquired	14,262	791	2,099	3,005	371	88	20,616
Expected uncollectible receivables	(2,371)	(8)	—	—	—	—	(2,379)
Net accounts receivables acquired	11,891	783	2,099	3,005	371	88	18,237

(1)
Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	MedReleaf

On July 25, 2018, the Company acquired MedReleaf, a Canadian company previously listed on the TSX. MedReleaf is in the business of the production and sale of cannabis. The Company acquired MedReleaf to increase its production capacity, international presence, research and development portfolio, patient count and revenue growth.

The Company acquired all of the issued and outstanding shares of MedReleaf for aggregate consideration of $2.6 billion, which consisted of 30,843,353 common shares with a fair value of $2,568.6 million and replacement share based awards with a fair value of $75.4 million. The compensation expense related to these replacement awards includes: $53.8 million for employee stock options, $2.0 million for performance options, and $19.6 million for warrants.

During the year ended June 30, 2019, management finalized the purchase price allocation of MedReleaf based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Consideration payable	2,644,115	(108)	2,644,007
Loans receivable	845	(845)	—
Property, plant and equipment	134,414	(15,090)	119,324
Intangible assets	335,988	(51,001)	284,987
Loans and borrowings	(845)	845	—
Provision	—	(4,200)	(4,200)
Deferred tax liability	(75,920)	15,935	(59,985)
Goodwill	2,086,382	54,248	2,140,630

For the year ended June 30, 2019, MedReleaf accounted for $113.3 million in revenue and $25.1 million in net loss since July 25, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $4.5 million in revenue and an increase of $17.6 million in net loss for the year ended June 30, 2019.

(ii)	Anandia Laboratories Inc. (“Anandia”)

On August 8, 2018, the Company acquired Anandia, a Canadian cannabis-focused science company specialized in genomics, metabolite profiling, plant breeding, disease characterization, cultivar certification, and the provision of testing services to producers and patient-cultivators. The acquisition was completed to enable Aurora to develop new, customized cultivars for specific applications, create products that generate positive health outcomes in relation to specific medical indications and, enhance efficiencies at our facilities.

The Company acquired all of the issued and outstanding shares of Anandia for aggregate consideration of $98.2 million, which included 1,059,707 common shares with a fair value of $78.6 million and 529,851 share purchase warrants with a fair value of $19.6 million. The warrants are each exercisable at $9.37 and expire on August 9, 2023. As part of the acquisition, an aggregate of $10.0 million in additional share consideration is to be paid out in three tranches on the first, second and fourth anniversaries of the acquisition date, subject to the continued employment of the co-founders of Anandia. In accordance with IFRS 3, the additional consideration is accounted for as share-based compensation expense for post-combination services provided and will be expensed through income. During the year ended June 30, 2020, the Company accrued $5.4 million (June 30, 2019 - $7.4 million) in share-based compensation expense relating to this additional share consideration. The share-based compensation was estimated using the Binomial model with the following assumptions: risk-free rate of 2.2%, dividend yield of 0%, historical stock price volatility of 89.9% and a VWAP of $7.13 for the 20 consecutive trading day period was used to fair value the shares. The fair value for the shares and warrants are amortized evenly over the four-year term of the consideration.

During the year ended June 30, 2019, management finalized the purchase price allocation of Anandia based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Intangible assets	30,900	(1,200)	29,700
Deferred tax liability	(7,422)	367	(7,055)
Goodwill	57,595	876	58,471

For the year ended June 30, 2019, Anandia accounted for $3.0 million in revenue and $6.2 million in net loss since the August 8, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.2 million in revenue and an increase of $2.5 million in net loss for the year ended June 30, 2019.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(iii)	Aurora Hemp Europe UAB (“Aurora Hemp Europe”)(formerly UAB Agropro (“Agropro”) and UAB Borela (“Borela”))

On September 10, 2018, the Company acquired Aurora Hemp Europe located in Lithuania. Aurora Hemp Europe is a producer, processor and supplier of certified organic hemp and hemp products. The Company acquired Aurora Hemp Europe to extract, refine and productize their organic hemp biomass into a wide range of organic CBD-based products.

The Company acquired all of the issued and outstanding shares of Aurora Hemp Europe for aggregate consideration of $12.9 million which was comprised of $8.3 million in cash, $3.2 million loan settlement, and 14,236 common shares with a fair value of $1.4 million. Additionally, the Company issued 22,502 common shares for finders’ fees relating to this acquisition with a fair value of $2.2 million (Note 17(b)(i)).

During the year ended June 30, 2019, management finalized the purchase price allocation of Aurora Hemp Europe based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The preliminary acquisition date values reported as at September 30, 2018 for deferred tax assets increased by an insignificant amount. As required by IFRS, comparative amounts were retrospectively adjusted to reflect the changes effective as of the acquisition date.

For the year ended June 30, 2019, Aurora Hemp Europe accounted for $5.9 million in revenue and $2.6 million in net loss since the September 10, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimated it would have recorded an increase of $1.4 million in revenue and an increase of $0.2 million in net loss for the year ended June 30, 2019.

Effective July 31, 2020, the Company divested of Aurora Hemp Europe (Note 30).

(iv)	ICC Labs Inc. (“ICC”)

On November 22, 2018, the Company acquired ICC, a licensed producer and distributor of medicinal cannabinoid extracts, consumer cannabis and industrial hemp products in Uruguay, as well as a licensed producer of medicinal cannabis in Colombia. ICC’s science and GMP compliant processing facility were purchased to expand Aurora’s capacity and provide an early mover advantage to build market share both in Latin America and the international cannabis and wellness markets.

The Company acquired all of the issued and outstanding shares of ICC for aggregate consideration of $262.9 million comprised of 2,658,722 common shares with a fair value of $255.2 million, and $7.7 million fair value of replacement share-based awards. The replacement share-based awards includes $7.6 million for 188,115 warrants and $0.02 million for compensation options.

During the year ended June 30, 2019, management finalized the purchase price allocation of ICC based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Property, plant and equipment	18,012	(5,300)	12,712
Intangible assets	141,558	8,187	149,745
Deferred tax liability	(35,389)	32,772	(2,617)
Goodwill	131,154	(35,658)	95,496

For the year ended June 30, 2019, ICC accounted for $0.6 million in revenue and a loss of $9.3 million in net income since the November 22, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.7 million in revenue and an increase of $8.5 million in net loss for the year ended June 30, 2019.

In connection with the Company’s business transformation plan, during the year ended June 30, 2020, the Company listed two ICC properties for sale (Note 11(a)).

(v)	Whistler Medical Marijuana Corporation (“Whistler”)

On March 1, 2019, the Company acquired Whistler, a Canadian private licensed producer of organic cannabis products.

The Company acquired all of the issued and outstanding shares of Whistler for aggregate consideration of $158.1 million comprised of:

•	1,121,736 common shares with a fair value of $130.8 million;

•	$2.9 million related to the settlement of a pre-existing loan; and

•
$24.4 million of contingent consideration, which represents the estimated fair value of $25.1 million gross consideration to be paid in Aurora common shares upon achievement of certain milestones related to Whistler’s Pemberton facility obtaining a cannabis license and the facility being fully planted.

The Company also issued 17,258 common shares with a fair value of $2.1 million (Note 17(b)(i)) for finders’ fees related to this acquisition. Under the terms of the purchase agreement, a further $14.9 million in gross contingent consideration is to be paid out to the former shareholders of Whistler subject to the continued employment of the founder of Whistler. In accordance with IFRS 3, the additional cost of this consideration is accounted for as share-based compensation expense for post-combination services provided in the period that the applicable conditions are met. During the year ended June 30, 2020, the Company accrued $4.5 million in share-based compensation expense relating to contingent consideration (June

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

30, 2019 - $7.6 million). The share-based compensation was estimated using a VWAP of $9.77 for the 5 consecutive trading day period, based on the achievement of certain milestones. Subsequent to June 30, 2020, the Company issued 2,171,355 common shares to settle the final milestone payment.

During the year ended June 30, 2020, management finalized the purchase price allocation of Whistler based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired, excluding intangible assets	18,238	(517)	17,721
Intangible assets	31,100	(300)	30,800
Goodwill	108,763	817	109,580

For the year ended June 30, 2019, Whistler accounted for $3.6 million in revenue and a loss of $1.5 million since the March 1, 2019 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $3.1 million in revenue and an increase of $1.0 million in net income for the year ended June 30, 2019.

(vi)	Immaterial Transactions

During the year ended June 30, 2019, the Company acquired 100% ownership of two businesses complementary to our existing lines of business. Goodwill represents expected operational synergies arising from the acquired workforce and the benefits of acquiring the established businesses. None of the amount assigned to goodwill is expected to be deductible for tax purposes.

Note 13     Non-Controlling Interests

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

The change in non-controlling interests is as follows:

Total
$
Balance, June 30, 2019	4,410
Change in ownership interest	(2,100)
Share of loss for the period	(26,666)
Balance, June 30, 2020	(24,356)

During the year ended June 30, 2020, the Company wound down Hempco’s operations and is currently contemplating the sale of certain property, plant and equipment.

Aurora Nordic

As of June 30, 2020, the Company held a 51% ownership interest (June 30, 2019 - 51%) in Aurora Nordic, located in Odense, Denmark. The following table presents the summarized financial information for Aurora Nordic before intercompany eliminations.

June 30, 2020
$
Current assets	5,947
Non-current assets	21,171
Current liabilities	3,067
Non-current liabilities	80,590
Revenue for the year ended	171
Net loss for the year ended	(54,421)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Hempco

Hempco is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals in Canada. Aurora initially acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3.2 million. On March 22, 2018 and May 7, 2018, the Company increased its ownership in Hempco to 35.1% and 52.3%, respectively, through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4.3 million, and the exercise of its call option to purchase 10,754,942 shares from the two founders at $0.40 per share for a cost $4.3 million, respectively.

On August 19, 2019, the Company completed the acquisition of the remaining common shares of Hempco not previously owned by Aurora. The Company issued a total of 217,554 shares and reserved 20,217 of shares issuable upon the potential exercise of certain outstanding Hempco stock options. As Aurora previously controlled Hempco with a 51%ownership interest, the transaction resulted in a change to Aurora’s ownership stake and was accounted for as an equity transaction. The $18.3 million difference between the $2.1 million in NCI interest and the $20.4 million fair value of consideration paid was recognized directly in deficit. Prior to the acquisition of the remaining ownership interest, Hempco was listed on the TSX Venture Exchange.

Note 14	Intangible Assets and Goodwill

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	2 - 8 years Useful life of the facility 8 - 18 years 10 years 5 - 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive loss as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at June 30 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. CBD CGU, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2020				June 30, 2019
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships and distribution network	104,807	(29,209)	(4,203)	71,395	86,278	(14,710)	71,568
Permits and licenses	216,220	(29,260)	(105,345)	81,615	227,916	(18,588)	209,328
Patents	1,895	(477)	—	1,418	1,895	(293)	1,602
Intellectual property and know-how	82,500	(25,308)	(4,401)	52,791	82,500	(12,386)	70,114
Software	35,137	(3,472)	—	31,665	17,824	(1,172)	16,652
Indefinite life intangible assets:
Brand	148,399	—	(1,700)	146,699	148,399	—	148,399
Permits and licenses	170,098	—	(143,414)	26,684	170,703	—	170,703
Total intangible assets	759,056	(87,726)	(259,063)	412,267	735,515	(47,149)	688,366
Goodwill	3,213,513	—	(2,285,081)	928,432	3,172,550	—	3,172,550
Total	3,972,569	(87,726)	(2,544,144)	1,340,699	3,908,065	(47,149)	3,860,916

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2019	Additions (2)	Disposals	Amortization	Impairment	Foreign currency translation	Balance, June 30, 2020
Definite life intangible assets:
Customer relationships and distribution network	71,568	18,529	—	(14,499)	(4,203)	—	71,395
Permits and licenses	209,328	493	(12,189)	(10,672)	(105,345)	—	81,615
Patents	1,602	—	—	(184)	—	—	1,418
Intellectual property and know-how	70,114	—	—	(12,922)	(4,401)	—	52,791
Software	16,652	17,313	—	(2,300)	—	—	31,665
Indefinite life intangible assets:
Brand	148,399	—	—	—	(1,700)	—	146,699
Permits and licenses (1)	170,703	—	—	—	(143,414)	(605)	26,684
Total intangible assets	688,366	36,335	(12,189)	(40,577)	(259,063)	(605)	412,267
Goodwill	3,172,550	38,178	—	—	(2,285,081)	2,785	928,432
Total	3,860,916	74,513	(12,189)	(40,577)	(2,544,144)	2,180	1,340,699

(1)
Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

(2)
Included in the $74.5 million additions is (i) a $13.5 million distribution network intangible asset and $38.2 million goodwill from the acquisition of Reliva (Note 12(a)(i)); (ii) $17.3 million from capitalized ERP costs; and (iii) $5.0 million from the acquisition of a customer list purchased through the issuance of common shares (Note 17(b)(i)).

	Balance, June 30, 2018 (2)	Additions from acquisitions	Additions (4)	Amortization	Impairment	Foreign currency translation	Balance, June 30, 2019
Definite life intangible assets:
Customer relationships	9,331	69,400	5,362	(12,486)	(39)	—	71,568
Permits and licenses	95,471	111,300	19,202	(16,645)	—	—	209,328
Patents	2,132	130	—	(204)	(456)	—	1,602
Intellectual property and know-how	—	82,500	—	(12,386)	—	—	70,114
Software (1)	—	—	17,824	(1,172)	—	—	16,652
Indefinite life intangible assets (3):
Brand	70,854	78,200	—	—	(655)	—	148,399
Permits and licenses	22,544	153,702	—	—	(3,962)	(1,581)	170,703
Total intangible assets	200,332	495,232	42,388	(42,893)	(5,112)	(1,581)	688,366
Goodwill	760,744	2,416,940	—	—	(3,890)	(1,244)	3,172,550
Total	961,076	2,912,172	42,388	(42,893)	(9,002)	(2,825)	3,860,916

(1)
During the year ended June 30, 2019, capitalized ERP costs with a net book value of $2.1 million were reclassified in accordance with IAS 38 - Intangible Assets from computer software & equipment in property, plant and equipment owned assets (Note 10) to intangible assets.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(2)
In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to intangible assets have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 12). Related amortization amounts have also been adjusted to reflect the outcomes of the finalized business combination purchase price allocations.

(3)
Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

(4)
Included in the $42.4 million additions are $4.5 million and $5.4 million for the acquisition of an operating license and customer list, respectively, purchased through the issuance of common shares (Note 17(b)(i)).

As of June 30, 2020, all of the $173.4 million (June 30, 2019 – $319.1 million) indefinite life intangibles are allocated to the group of CGUs that comprise the cannabis operating segment. As of June 30, 2020, $890.3 million (June 30, 2019 – $3.2 billion) goodwill was allocated to the cannabis operating segment and $38.2 million (June 30, 2019 - nil) was allocated to the U.S CBD CGU.

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

Asset Specific Impairments

During the year ended June 30, 2020, the Company initiated a plan to close operations at certain production facilities (Note 1 and 3) which adversely impacts the intended use of the related operating permits and licenses and certain property, plant and equipment (Note 10). The recoverable amount of the permits and licenses are estimated using a FVLCD approach which resulted in a nominal value. As a result, the Company recognized a $100.4 million impairment loss relating to these intangible assets for the year ended June 30, 2020 (June 30, 2019 – $4.0 million). These permits and licenses, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 26).

CGU and Goodwill Impairments

As at June 30, 2020, the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on FVLCD using Level 3 inputs in a DCF analysis. As the cannabis operating segment is comprised of various CGUs, management tested the individual CGUs, which contain the indefinite life intangibles, for impairment before the cannabis operating segment which contains the associated goodwill. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.
Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

iii.
Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and

iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at June 30, 2020 and June 30, 2019:

	Indefinite Life Intangible Impairment Testing			Goodwill Impairment Testing
	Canadian Cannabis CGU	European Cannabis CGU	Latin American CGU	Cannabis Operating Segment	U.S CBD CGU(1)
June 30, 2020
Terminal value growth rate	3.0%	3.0%	n/a	3.0%	3.0%
Discount rate	16.1%	16.0%	n/a	16.1%	20.3%
Budgeted revenue growth rate (average of next five years)	44.9%	75.0%	n/a	45.4%	212.4%
Fair value less cost to dispose	$1,956,844	$113,703	n/a	$2,188,056	$54,367

June 30, 2019
Terminal value growth rate	3.0%	3.0%	1.9%	3.0%	n/a
Discount rate	11.5%	18.5%	28.4%	13.5%	n/a
Budgeted revenue growth rate (average of next five years)	69.5%	88.7%	60.5%	78.6%	n/a
Fair value less cost to dispose	$4,287,265	$50,707	$299,012	$6,037,423	n/a

(1)	Goodwill is a result of the Company’s acquisition of Reliva (Note 12(a)(i)) on May 28, 2020; no comparative period information is presented.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

CGU impairments

As at December 31, 2019, management performed an indicator-based test as there were events or changes in circumstances that indicated that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. As at December 31, 2019, the following factors were identified as impairment indicators:

i.
Revenue decline - Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;

ii.	Change in strategic plans - Halting of construction at Aurora’s Nordic Sky Facility and deferral of the majority of final construction and commissioning activities at its Aurora Sun Facility;

iii.	Decline in stock price and market capitalization - As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

Key assumptions used in calculating the recoverable amount for each CGU tested for impairment as at December 31, 2019 is outlined in the following table:

	Canadian Cannabis CGU	Latin American CGU	European Hemp CGU	Analytical Testing CGU
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount Rate	11.5%	31.8%	15.0%	14.0%
Budgeted Revenue growth rate (average of next five years)	50.6%	3.0%	13.5%	12.5%
Fair Value Less Cost to Dispose	$3,712,967	$12,386	$11,572	$8,064

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and forms part of the Company’s cannabis operating segment. Management concluded that the recoverable amount was higher than the carrying value as at June 30, 2020 and as at December 31, 2019, and no impairment was recognized within the Canadian Cannabis CGU (June 30, 2019 - nil).

European Cannabis CGU

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe and forms part of the Company’s cannabis operating segment. Management concluded that the recoverable amount was higher than the carrying value as at June 30, 2020, and no impairment was recognized within the European Cannabis CGU (June 30, 2019 - nil).

Latin American (“LATAM”) CGU

The Company’s LATAM CGU represents its operations dedicated to the cultivation and sale of cannabis and hemp products within LATAM. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $152.3 million during the three months ended December 31, 2019. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $143.4 million of impairment losses to the CGU’s indefinite life permits and licenses and $8.8 million of impairment losses to property, plant and equipment (Note 10).

European Hemp CGU

The Company’s European Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Europe. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $7.0 million during the three months ended December 31, 2019. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to property, plant and equipment (Note 10).

Analytical Testing CGU

The Company’s Analytical Testing CGU represents its operations dedicated to analytical and quality control testing of cannabis. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $12.8 million during the three months ended December 31, 2019. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated among intangible assets including customer relationships, definite life permits and licenses, know-how and brand.

Patient Counseling CGU

The Company’s Patient Counseling CGU represents its operations dedicated to patient counseling and educational operations. This CGU is attributed to the Company’s cannabis operating segment. The recoverable amount of $0.5 million was determined using a FVLCD method by discounting the most recent expected future net cash flows to the Company from the investment. Management concluded that the estimated recoverable amount of the investment is nominal and as a result, recorded impairment losses of $2.5 million during the three months ended December 31, 2019.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated to the customer relationship intangible asset.

Operating segment impairments

Horizontally Integrated Businesses Operating Segment

As at March 31, 2019, the Company recognized recognized impairment losses of $3.9 million and $1.1 million for goodwill and intangible assets, respectively. Management estimated the recoverable amount using the value-in-use method which resulted in an immaterial recoverable amount.

Cannabis Operating Segment (Goodwill)

During the year ended June 30, 2020, the company recorded a total goodwill impairment loss of $2.3 billion. As a result of the impairment test as at June 30, 2020 and as at December 31, 2019, management concluded that the carrying value of the cannabis operating segment was higher than the $3.7 billion and $4.7 billion recoverable amount, respectively, and recorded impairment losses of $1.52 billion and $762.2 million during the three months ended June 30, 2020 and the three months ended December 31, 2019. The impairment was allocated entirely to reduce goodwill for the cannabis operating segment. The impairment loss was recognized due to a change in overall industry and market conditions, a change in management’s forecasted sales and profitability outlook, and a realignment and refocus of strategic plans to meet market demand.

U.S CBD CGU (Goodwill)

The Company’s U.S. CBD CGU represents its operations dedicated to the sale of hemp-derived CBD products in the U.S. As a result of the impairment test as at June 30, 2020, management concluded that the recoverable amount of the U.S CBD CGU was higher than the carrying value and no impairment was recognized.

Note 15	Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Nov 2017 (i)	Mar 2018 (ii)	Jan 2019 (iii)	Total
	$	$	$	$
Balance, June 30, 2018	637	190,891	—	191,528
Issued	—	—	460,610	460,610
Conversion option portion	—	—	(169,228)	(169,228)
Financing fees	—	—	(14,965)	(14,965)
Conversion of debt	(640)	(378)	—	(1,018)
Interest paid	(69)	(11,466)	—	(11,535)
Accretion	34	21,574	10,046	31,654
Accrued interest	38	11,473	10,886	22,397
Unrealized gain on foreign exchange	—	—	(5,862)	(5,862)
Balance, June 30, 2019	—	212,094	291,487	503,581
Current portion	—	(212,094)	(23,815)	(235,909)
Long-term portion	—	—	267,672	267,672

Balance, June 30, 2019	—	212,094	291,487	503,581
Conversion of debt	—	(219,614)	—	(219,614)
Interest paid	—	(7,948)	(27,789)	(35,737)
Accretion	—	9,857	26,942	36,799
Accrued interest	—	7,917	25,548	33,465
Principal repayment	—	(2,306)	—	(2,306)
Unrealized gain on foreign exchange	—	—	10,850	10,850
Balance, June 30, 2020	—	—	327,038	327,038
Current portion	—	—	(32,110)	(32,110)
Long-term portion	—	—	294,928	294,928

(i)
Represents $115.0 million principal amount of convertible debentures that were unsecured, bore interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible by the holder into common shares of the Company at $78.00 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed $108.00 per share for 10 consecutive trading days. The convertible debenture was fully converted during the year ended June 30, 2019.

(ii)
On March 9, 2018, the Company completed a private placement of $230.0 million 2-year unsecured convertible debentures (the ”March 2018 Debentures”). The debentures bore interest at 5% per annum, payable semi-annually. The debentures were convertible by the holder into common shares of the Company at a price of $156.60 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $204.00 per share for 10 consecutive trading days.

During the year ended June 30, 2019, the Company issued 2,765 common shares on the partial conversion of $0.4 million principal amount of the debentures.

In November 2019, the Company provided notice to all holders of the March 2018 Debentures of an option to voluntarily convert their debentures at a temporarily amended early conversion price of $39.40 (the “Amended Early Conversion Price”) calculated based on a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges.

On November 25, 2019, $227.0 million principal amount, or approximately 99%, of the March 2018 Debentures were converted under the Amended Early Conversion Price into 5,761,260 common shares of Aurora. Debenture holders that elected to convert also received a total of $7.9 million of interest paid in cash which was comprised of: (i) $4.7 million of accrued and unpaid interest from the last interest payment date, being June 30, 2019, up to, but excluding, November 25, 2019, and (ii) $3.2 of million future unpaid interest from November 25, 2019, up to, but excluding, the date of maturity of the Debentures, being March 9, 2020. In accordance with IAS 32 - Financial Instruments: Presentation, the reduction of the conversion price to induce early conversion resulted in a loss of $172.3 million during the year ended June 30, 2020 (Note 20). The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement. On March 6, 2020, the Company repaid the remaining principal balance of $2.3 million in cash.

(iii)
On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per common share.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company’s option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the NYSE for at least 20 trading days, during any 30 consecutive trading day period ending immediately preceding the date on which the notice of redemption is given, is not less than 130% of the conversion price then in effect, which currently equates to $112.74 per share.

On and after February 28, 2024, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1,000 due, that number of freely tradable shares obtained by dividing $1,000 by the VWAP of the shares on the NYSE for the 20 consecutive trading days ending 10 trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

The debt host has been recognized at its amortized cost of $276.4 million, which represents the remaining fair value allocated from total net proceeds received of $445.6 million (US $334.7 million) after $169.2 million (US $126.8 million) was allocated to the derivative liability representing the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $15.0 million and have been netted against the principal amount of the debt.

As of June 30, 2020, the conversion option had a fair value of $1.8 million (June 30, 2019 – $177.4 million) and the Company recognized a $175.6 million unrealized gain on the derivative liability for the year ended June 30, 2020 (year ended June 30, 2019 – $8.2 million unrealized loss)(Note 20). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$12.42 (June 30, 2019 – US$93.84), volatility of 75% (June 30, 2019 – 60%), implied credit spread of 3,297 bps (June 30, 2019 – 897 bps), and assumed stock borrow rate of 50% (June 30, 2019 – 15%). As of June 30, 2020, the Company has accrued interest payable of $8.6 million (June 30, 2019 - $10.9 million) on these Senior Notes.

Note 16	Loans and Borrowings

Accounting Policy

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

On July 1, 2019, the Company adopted IFRS 16: Leases (Note 2(i)(i)) which replaced IAS 17: Leases.

As at June 30, 2020, the Company had the following loans and borrowings:

	Note	June 30, 2020	June 30, 2019
		$	$
Term loan credit facilities	16(a)	113,921	139,900
Debentures		4	18
Lease liabilities	16(b)	90,284	1,326
Total loans and borrowings		204,209	141,244
Current portion		(120,508)	(13,758)
Long-term portion		83,701	127,486

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)	Credit facilities

The changes in the carrying value of current and non-current credit facilities are as follows:

	Term loan credit facilities	Revolving credit facility
	$	$
Balance, June 30, 2018	10,637	—
Additions	150,985	—
Deferred financing fee	(3,744)	—
Assumed on acquisition	6,003	—
Gain on debt modification	(1,886)	—
Accretion	5,760	—
Interest payments	(6,479)	—
Principal repayments	(21,376)	—
Balance, June 30, 2019	139,900	—
Current portion	(13,398)	—
Long-term portion	126,502	—

Balance, June 30, 2019	139,900	—
Additions	64,394	22,000
Deferred financing fee	(1,937)	—
Gain on debt modification	(1,287)	—
Accretion	12,497	108
Interest payments	(6,516)	(108)
Principal repayments	(93,130)	(22,000)
Balance, June 30, 2020	113,921	—
Current portion	(113,921)	—
Long-term portion	—	—

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the original terms of the Credit Facility, we had access to an aggregate of $200.0 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”).

On September 4, 2019, the Company executed an amendment and upsized its existing $200.0 million Credit Facility to $360.9 million (the “First Amended and Restated Credit Agreement”). The First Amended and Restated Credit Agreement consisted of an additional $160.9 million comprised of a $64.4 million non-revolving facility (“Facility C”), a $96.5 million non-revolving facility (“Facility D”) which represented capital committed for the construction of Aurora Sun, and an additional option to increase the amended credit facility by $39.1 million subject to certain customary terms and conditions.

On March 25, 2020, the Company executed an amendment to the First Amended and Restated Credit Agreement (the “First Amendment to the First Amended and Restated Credit Agreement”) which reduces the overall borrowing capacity to $264.4 million by eliminating Facility D, as a result of the Company halting construction on Aurora Sun. In conjunction with the First Amendment to the First Amended and Restated Credit Agreement, the Company utilized its $45.0 million restricted cash collateral balance to repay and permanently reduce the outstanding term loan balance under Facility C.

On March 27, 2020, the Company drew $22.0 million under Facility A which bears interest at a rate of 4.70%, based on a Canadian prime rate of 2.45% plus an applicable margin of 2.25%, payable monthly. During the year ended June 30, 2020, the Company repaid the $22.0 million principal drawn under Facility A plus any unpaid and accrued interest. Draws under Facility A are subject to a borrowing base limit determined based on certain eligible receivables less certain statutory payables. As at June 30, 2020, $41.6 million of total borrowing capacity remains undrawn under Facility A, of which $10.0 million is available to the Company.

As of June 30, 2020, the Company had a total of $1.4 million of letters of credit and no principal outstanding under Facility A, $113.8 million principal outstanding under Facility B, and $3.7 million principal outstanding under Facility C. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

During the year ended June 30, 2020, the Company sold all of its shares in Alcanna for gross proceeds of $27.6 million Note 5(c), of which $10.0 million was used to repay the principal outstanding under Facility C immediately and another $10.0 million was used to repay the principal outstanding under Facility C and Facility B on August 31, 2020. As of August 31, 2020, the Company’s Facility C had been fully repaid and canceled.

Under the terms of the First Amended and Restated Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. The Credit Facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

and the loans can be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

Under the terms of the First Amended and Restated Credit Agreement and the First Amendment to the First Amended and Restated Credit Agreement, the Company can elect, at its sole discretion, to receive advances under Facility A, Facility B and Facility C through certain availment options, which includes prime rate loans and bankers’ acceptances with maturity dates up to six months that, at the discretion of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal into prime rate loans at any time before August 29, 2021. During the six months ended December 31, 2019, the Company rolled over its advances for Facility B and C using the bankers’ acceptances with 3-month maturity dates at an average rate of 5.33% (year ended June 30, 2019 - 5.22%). Subsequent to December 31, 2019, the Company elected to revert back to prime rate loans for Facility B and Facility C to take advantage of a lower interest rate of 4.70%. In accordance with IFRS 9, the loan conversions were determined to be a non-substantial modifications of the loan terms. As a result, the Company recognized gains of $1.3 million in the consolidated statement of comprehensive loss for the year ended June 30, 2020 (year ended June 30, 2019 – $1.9 million), with a corresponding adjustment to the carrying value of the Credit Facility. The gains were determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

The First Amendment to the First Amended and Restated Credit Agreement reformulated the financial covenants governing the Credit Facility, and as of the execution of the First Amendment to the First Amended and Restated Credit Agreement, the Company was required meet the following financial covenants:

•
Total funded debt to shareholders’ equity is not to exceed 0.20:1 at any time. Total funded debt includes all obligations (except those noted below) which constitute debt and is calculated as the total principal outstanding under Facility A, Facility B, Facility C, the January 24, 2019 Senior Notes, total obligations under capital leases determined in accordance with IAS 17: Leases, and other obligations secured by Purchase-Money Security Interests, capitalized interest, the redemption price of any securities which are redeemable at the option of the holder, and any aggregate actual hedge liability. Total funded debt excludes accounts payable, payroll accruals, accruals in respect of normal business expenses and future income taxes;

•
Maintenance of a minimum $35.0 million unrestricted cash balance at any time. Unrestricted cash is defined as the amount of cash held in bank accounts of secured companies maintained by BMO that are not subject to any lien or any other restriction that would prevent the Company from using such cash for operating purposes in the ordinary course of business, less any outstanding principal drawn under Facility A; and

•
Achievement of quarterly minimum EBITDA thresholds beginning in the quarter ending September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non‐cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) Interest, fees and expenses paid in connection with permitted funded debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non‐cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non‐cash share‐based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion. The minimum thresholds were as follows:

(i)	for the fiscal quarter ended September 30,2020: $5.0 million;

(ii)	for the fiscal quarter ended December 31,2020: $5.0 million;

(iii)	for the fiscal quarter ended March 31, 2021: $16.0 million;

(iv)	for the fiscal quarter ended June 30, 2021: $25.0 million; and

(v)	for the twelve month fiscal period ending June 30, 2021: $51.0 million

As of June 30, 2020, the Company had a total funded debt to shareholders’ equity ratio of 0.25:1 and an unrestricted cash balance of $143.9 million. As the Company exceeded its funded debt to shareholders’ equity covenant, all amounts outstanding under the Credit Facility were classified as a current liability in accordance with IAS 1 - Presentation of Financial Statements.

On September 9, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants and retroactively applies to and remedies the Company’s covenant breach as at June 30, 2020. Under the Second Amendment to the First Amended and Restated Credit Agreement, the Company is required to meet the following financial covenants:

•
Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020, and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures (Note 15(ii));

•
Total senior funded debt to EBITDA is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;

•	Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and

•	Achievement of quarterly minimum EBITDA thresholds as follows:

(i)	for the fiscal quarter ended September 30,2020: $(11.0) million;

(ii)	for the fiscal quarter ended December 31,2020: $4.0 million;

(iii)	for the fiscal quarter ended March 31, 2021: $10.0 million;

(iv)	for the fiscal quarter ended June 30, 2021: $17.0 million; and

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(v)	for the twelve month fiscal period ending June 30, 2021: $20.0 million.

Under the Second Amendment to the First Amended and Restated Credit Agreement effective September 9, 2020, the Company is in compliance with all amended and effective covenants. As this amendment was executed subsequent to June 30, 2020, the Company continues to classify the credit facilities as a current liability as at June 30, 2020 in accordance with IAS 1 - Presentation of Financial Statements.

(b)	Lease liabilities

The following is a continuity schedule of lease liabilities:

$
Balance, June 30, 2018	448
Lease additions	985
Assumed on acquisition	298
Lease payments	(405)
Balance, June 30, 2019	1,326
Current portion	(360)
Long-term portion	966

Balance, June 30, 2019	1,326
IFRS 16 transition (1)	95,464
Lease additions	9,465
Disposal of leases	(2,123)
Lease payments	(13,468)
Lease term reduction and other items (2)	(6,108)
Changes due to foreign exchange rates	185
Interest expense on lease liabilities	5,543
Balance, June 30, 2020	90,284
Current portion	(6,587)
Long-term portion	83,697

(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(i)(i)).

(2)
As part of the Company’s restructuring activities (Note 3), management re-assessed the likelihood of executing renewal options of its existing leases which resulted in a reduction of the assessed lease term of several of the Company’s leases.

For the year ended June 30, 2020, the Company recorded $5.5 million rent expense, of which $0.8 million, $4.7 million, and $0.04 million was attributed to short-term leases, variable leases, and low-value leases, respectively.

Note 17	Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00.
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2020, no Class “A” Shares were issued and outstanding.

(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00.
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation,

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2020, no Class “B” Shares were issued and outstanding.

(b)	Issued and outstanding

As described under Note 2(a), on May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All current and prior period share and per share data presented below has been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States at prevailing market prices at the time of sale. On April 16, 2020, the Company filed a second At-the-Market (“ATM”) supplement to its existing Shelf Prospectus which provides for an additional US$250.0 million in common shares to be sold by the executing sales agents at market prices, thus increasing the total available financing under the ATM from US$400.0 million to US$650.0 million while reducing the total available financing under the Shelf Prospectus to US$100.0 million.

At June 30, 2020, 115,228,811 common shares (June 30, 2019 – 84,786,562) were issued and fully paid.

(i)	Shares for business combinations, asset acquisitions and strategic investments

The Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note	Number of shares issued	Share capital
		#	$
Year ended June 30, 2020
Acquisition of Reliva	12(a)(i)	2,480,810	52,380
Acquisition of intangible asset	14	209,123	5,040
		2,689,933	57,420

Year ended June 30, 2019
Acquisition of MedReleaf	12(b)(i)	30,843,353	2,568,634
Acquisition of Anandia	12(b)(ii)	1,059,707	78,588
Acquisition of Aurora Hemp Europe	12(b)(iii)	36,738	3,641
Acquisition of ICC	12(b)(iv)	2,658,722	255,237
Acquisition of Whistler	12(b)(v)	1,138,994	132,852
Acquisition of immaterial acquisitions	12(b)(vi)	22,376	2,101
Acquisition of intangible assets	14	113,864	9,841
Investment in EnWave	5(j)	70,049	10,000
		35,943,803	3,060,894

(ii)	Shares issued for earn-out payments

During the year ended June 30, 2020, the Company issued an aggregate of 614,513 common shares for milestone payments in connection with three acquisitions (June 30, 2019 - 20,311 common shares in connection with two acquisitions).

(iii)	Shares issued for equity financing

During the year ended June 30, 2020, the Company issued 21,009,339 common shares, under its At-the-Market (“ATM”) program (Note 28(b)) for gross proceeds of $585.1 million (US$435.5 million) at an average price of $27.85 per share (US$20.73 per share). The Company paid commissions of $11.7 million (US$8.7 million) for net proceeds of $573.4 million (US$426.8 million).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2018	595,215	45.72
Issued	1,574,626	110.76
Exercised	(187,685)	63.60
Balance, June 30, 2019	1,982,156	95.76
Issued	90,495	31.46
Exercised	(986)	73.79
Expired	(992,918)	109.83
Balance, June 30, 2020	1,078,747	77.36

The following table summarizes the warrants that remain outstanding as at June 30, 2020:

Exercise Price ($)	Expiry Date	Warrants (#)
16.36 - 48.00	November 2, 2020 - May 29, 2025	550,555
112.46 - 116.09	August 9, 2023 to August 22, 2024	528,192
		1,078,747

(d)	Compensation Options

Each compensation option entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options outstanding is as follows:

	Compensation options	Weighted average exercise price
	#	$
Balance, June 30, 2018	300	55.52
Exercised	(300)	55.52
Balance, June 30, 2019 and 2020	—	—

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18	Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” stock option plan and a Restricted Share Unit Plan. Additionally, on October 5, 2018, the Board adopted a Directors Deferred Share Unit Plan (applicable to independent directors only). The Board of Directors may from time to time, in its discretion, and in accordance with the Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, non-transferable stock options, RSUs and DSUs. The maximum number of common shares issuable pursuant to all equity based compensation arrangements shall, at any time, not exceed 10% of the issued and outstanding common shares of the Company.

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2018	2,346,343	64.32
Granted	4,897,993	97.44
Exercised (1)	(1,202,242)	38.64
Forfeited	(348,697)	100.92
Balance, June 30, 2019	5,693,397	95.88
Granted	1,232,796	54.27
Exercised (1)	(103,828)	26.91
Expired	(135,926)	51.72
Forfeited	(937,936)	98.94
Balance, June 30, 2020	5,748,503	88.60

(1)	The weighted average share price on the option exercise dates for the year ended June 30, 2020 was $78.08 (year ended June 30, 2019 – $120.60).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the stock options that remain outstanding as at June 30, 2020:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
3.54 - 19.80	August 10, 2020 - June 24, 2025	2.61	96,383	72,949
21.72 - 83.88	August 9, 2020 - May 25, 2025	3.13	1,848,143	1,001,407
84.00 - 119.88	December 21, 2022 - September 19, 2024	3.35	1,441,674	598,656
120.00 - 131.52	November 8, 2023 - March 13, 2026	5.37	1,928,815	758,568
132.00 - 202.33	October 23, 2023 - May 28, 2024	3.36	433,488	216,549
		3.95	5,748,503	2,648,129
During the year ended June 30, 2020, the Company recorded aggregate share-based compensation expense of $43.7 million (June 30, 2019 – $86.7 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Included in the $43.7 million share-based compensation expense for the year ended June 30, 2020 is $4.3 million (year ended June 30, 2019 – $16.7 million) related to 1,663,480 stock options granted in March 2019 to a strategic advisor. These stock options are exercisable at $124.08 per share over seven years and vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor’s services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended June 30, 2020	Year ended June 30, 2019
Risk-free annual interest rate (1)	0.88%	1.81%
Expected annual dividend yield	0%	0%
Expected stock price volatility (2)	89.60%	81.37%
Expected life of options (years) (3)	2.37	2.96
Forfeiture rate	12.54%	4.17%

(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(2)	Volatility was estimated by using the average historical volatility of the Company.

(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the year ended June 30, 2020 was $25.26 (June 30, 2019 – $63.36) per option.

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company has reserved 833,333 common shares for issuance under this plan.

Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each participant is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of the participant’s retirement or cessation of employment. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) common shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing. The number of DSUs outstanding pursuant to the plan shall not exceed 83,333 common shares.

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2018	179,167	39.48
Issued	61,877	96.24
Vested, released and issued	(61,849)	40.08
Forfeited	(10,000)	50.04
Balance, June 30, 2019	169,195	59.28
Issued	266,640	37.82
Vested, released and issued	(44,823)	50.58
Forfeited	(14,716)	86.77
Balance, June 30, 2020	376,296	44.06

(1)	As of June 30, 2020, there were 360,098 RSUs and 16,198 DSUs outstanding (June 30, 2019 - 166,778 RSUs and 2,417 DSUs).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the year ended June 30, 2020, the Company recorded share-based compensation of $5.8 million (year ended June 30, 2019 – $5.3 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the year ended June 30, 2020 was $37.82 (year ended June 30, 2019 – $96.24).

The following table summarizes the RSUs and DSUs that remain outstanding as at June 30, 2020:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
10.45 - 24.99	September 29, 2020 - February 10, 2025	209,322	23,516
25.00 - 88.67	August 3, 2021 - March 13, 2023	80,942	51,015
88.68 - 123.84	July 12, 2021 - January 15, 2023	86,032	27,025
		376,296	101,556

Note 19	Loss Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

The following is a reconciliation of basic and diluted loss per share:

	Year ended June 30, 2020	Year ended June 30, 2019
Net loss from continuing operations attributable to Aurora shareholders	($3,273,827)	($293,653)
Net loss from discontinuing operations attributable to Aurora shareholders	($9,844)	$144
Net loss attributable to Aurora shareholders	($3,283,671)	($293,509)

Weighted average number of common shares outstanding	96,753,429	80,122,906

Continuing operations, basic and diluted loss per share	($33.84)	($3.66)
Discontinued operations, basic and diluted loss per share	($0.10)	$—
Basic and diluted loss per share	($33.94)	($3.66)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, warrants and share options is anti-dilutive.

Refer to Note 30 for share issuances and potential share issuances subsequent to June 30, 2020 that may be dilutive, impacting the number of shares outstanding and the calculation of basic and dilutive loss per share.

Note 20	Other (Losses) Gains

	Note	June 30, 2020	June 30, 2019
		$	$
Share of loss from investment in associates	7	(11,534)	(9,573)
Gain on deemed disposal of significant influence investment	5(c)	11,955	144,368
Loss on induced conversion of debenture	15(ii)	(172,291)	—
Unrealized loss on derivative investments	6(b)	(34,069)	(14,866)
Unrealized gain (loss) on derivative liability	15(iii)	175,568	(8,167)
Unrealized gain (loss) on changes in contingent consideration fair value	27	2,357	(3,263)
Gain on debt modification	16(a)	1,287	1,886
Gain on loss of control of subsidiary		500	412
Provision for minimum purchase commitments	24(b)	(2,416)	—
Total other (losses) gains		(28,643)	110,797

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21	Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	June 30, 2020	June 30, 2019
	$	$
Accounts receivable	55,459	(68,519)
Biological assets	(62,177)	(41,858)
Inventory	32,787	(8,558)
Prepaid and other current assets	1,748	(11,029)
Accounts payable and accrued liabilities	(21,459)	100,573
Income taxes payable	3,369	(6,306)
Deferred revenue	2,116	(1,588)
Provisions	(4,200)	—
Changes in operating assets and liabilities	7,643	(37,285)

Additional supplementary cash flow information are as follows:

	June 30, 2020	June 30, 2019
	$	$
Property, plant and equipment in accounts payable	7,867	41,646
Right-of-use-asset additions	9,386	—
Capitalized borrowing costs	21,961	25,244
Interest paid	47,904	18,055
Interest received	2,516	4,970

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22	Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (June 30, 2019 – 27.0%) to loss before income tax for the following reasons:

	2020	Restated Note 2(h) 2019
	$	$
Loss from continuing operations before tax	(3,383,896)	(330,649)
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery from continuing operations	(913,652)	(89,275)
Change in estimates from prior year	(115)	2,984
Foreign exchange	(373)	—
Non-deductible expenses	20,081	34,552
Non-deducible (non-taxable) portion of capital items	20,839	(11,344)
Non-deducible loss on conversion of debt	46,598	—
Goodwill and other impairment items	659,980	—
Tax impact on divestitures	(5,170)	—
Difference in statutory tax rate	17,414	(665)
Effect of change in tax rates	711	3,793
Changes in deferred tax benefits not recognized	70,284	30,046
Income tax recovery from continuing operations	(83,403)	(29,909)

(1)
Excludes tax expense from discontinued operations of $0.5 million (2019 - $1.3 million recovery) and the tax expense from the loss on the sale of the discontinued operation of nil (2019 - nil). These amounts are included in net loss (income) from discontinued operations, net of tax on the statement of comprehensive loss.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2020 and 2019 are comprised of the following:

	As of June 30, 2019	Discontinued operations	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	As of June 30, 2020
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	44,303	(1,358)	82,761	81	—	125,787
Capital losses	—	—	501	—	—	501
Finance costs	11,545	—	(4,087)	—	2,231	9,689
Investment tax credit	728	—	(159)	—	—	569
Property, plant and equipment	13,701	401	(14,102)	—	—	—
Derivatives	37,462	—	(37,042)	—	—	420
Leases	—	—	13,050	25	—	13,075
Others	9,470	—	(9,470)		—	—
Total deferred tax assets	117,209	(957)	31,452	106	2,231	150,041

Deferred tax liabilities
Convertible debenture	(47,089)	—	11,599	—	1,703	(33,787)
Marketable securities	(6,141)	—	4,916	624	601	—
Investment in associates	(4,409)	—	4,409	—	—	—
Derivatives	—	—	—	—	—	—
Intangible assets	(129,562)	—	38,807	(197)	—	(90,952)
Property, plant and equipment	—	—	(7,100)	(18)	—	(7,118)
Inventory	(11,665)	—	(3,007)	—	—	(14,672)
Biological assets	(9,313)	—	2,404	—	—	(6,909)
Others	—	—	(549)	—	—	(549)
Total deferred tax liabilities	(208,179)	—	51,479	409	2,304	(153,987)

Net deferred tax assets (liabilities)	(90,970)	(957)	82,931	515	4,535	(3,946)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Restated (Note 2(h))	As of June 30, 2018	Discontinued operations	Deferred tax assets (liabilities) assumed from acquisition	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	As of June 30, 2019
	$	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	30,186	739	10,552	2,826	—	—	44,303
Finance costs	7,888	—	4,710	(1,053)	—	—	11,545
Investment tax credit	593	—	—	135	—	—	728
Property, plant and equipment	—	—	7,835	5,866	—	—	13,701
Derivatives	—	—	—	37,462	—	—	37,462
Others	658	(55)	90	8,777	—	—	9,470
Total deferred tax assets	39,325	684	23,187	54,013	—	—	117,209

Deferred tax liabilities
Convertible debenture	(10,905)	—	—	(36,597)	—	413	(47,089)
Marketable securities	(3,799)	—	—	(20,145)	17,803	—	(6,141)
Investment in associates	(10,313)	—	—	5,384	520	—	(4,409)
Derivatives	(15,530)	—	—	15,530	—	—	—
Intangible assets	(44,433)	—	(93,201)	8,072	—	—	(129,562)
Property, plant and equipment	(1,738)	(420)	—	2,158	—	—	—
Inventory	(4,975)	—	(8,456)	1,766	—	—	(11,665)
Biological assets	(3,041)	—	—	(6,272)	—	—	(9,313)
Total deferred tax liabilities	(94,734)	(420)	(101,657)	(30,104)	18,323	413	(208,179)

Net deferred tax assets (liabilities)	(55,409)	264	(78,470)	23,909	18,323	413	(90,970)

Deferred tax assets not recognized in respect of deductible temporary differences, unused tax losses, and tax credits are as follows:

	2020	2019
	$	$
Non-capital losses carried forward	220,292	85,484
Investment in associates	33,629	87,704
Capital losses	131,295	—
Fixed assets	154,523	—
Intangible assets	3,668	—
Marketable Securities	23,792	—
Investment tax credits	5,034	—
Derivatives	2,860	—
Capital lease obligations	5,408	—
Other	6,198	—
	586,699	173,188

The Company has income tax loss carryforwards of approximately $595.7 million (June 30, 2019 – $173.2 million) which are predominately from Canada and if unused, will expire between 2022 to 2040.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
	2020	2019
	$	$
Short-term employment benefits (1)	8,118	7,446
Termination benefit	4,553	—
Directors’ fees (2)	586	349
Share-based compensation (3)	20,628	20,132
Total management compensation (4)	33,885	27,927

(1)
Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.

(2)	Includes meeting fees and committee chair fees.

(3)
Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 18).

(4)	As of June 30, 2020, $3.8 million is payable or accrued for key management compensation (June 30, 2019 – $2.6 million).

The following is a summary of the significant transactions with related parties:

	Years ended June 30,
	2020	2019
	$	$
Operational, administrative and service fees (1)	—	6,696
Marketing fees (2)	—	3,124
Production costs (3)	6,330	500
Services and advisory fees (4)	1,247	160
	7,577	10,480

(1)
Operational, administrative and service fees paid or accrued pursuant to a service agreement between CanvasRx and Canadian Cannabis Clinics (“CCC”). Aurora has an option to acquire CCC if CCC breaches the terms of the service agreement.

(2)	Marketing fees paid to Colour Creative Persuasion Inc., a company partially owned by a former officer of the Company.

(3)
Production costs incurred with (i) Capcium, a company where Aurora holds significant influence; and (ii) Iotron Industries Canada Inc. (“Iotron”), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Iotron’s financial and/or operating decisions (i.e. control).

(4)
Finders’, service and advisory fees paid to Belot Business Consulting Corp. (a company controlled by the former Chief Global Development Officer), Lola Ventures Inc. (a company controlled by the former CEO), and Superior Safety Codes (a company controlled by the former CEO and President). No fees will be paid to these entities in future periods.

During the year ended June 30, 2020, the Company sold ALPS back to its former founding owner (Note 11(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following amounts were receivable from (payable to) related parties:

	June 30, 2020	June 30, 2019
	$	$
Loan receivable from joint venture (1)	3,242	—
Production costs with investments in associates (2)(3)	(1,365)	—
	1,877	—

(1)
Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.

(2)
Production costs incurred with (i) Capcium Inc., who manufactures softgels for the Company and (ii) Iotron Industries Canada Inc. who provides cannabis processing services to the Company. Aurora has significant influence over Capcium Inc. Note 5(d) and is party to a common joint venture with Iotron Industries Canada Inc. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020 and as a result, the Company recognized a $0.9 million provision as of June 30, 2020 (Note 24(b)).

Under a License Agreement with CTT Pharmaceutical Holdings Inc., a company where Aurora holds significant influence, the Company also has a commitment to pay royalties at a rate of 5% of gross sales of all products and licensed services under the agreement.

(3)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Note 24	Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff was seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. As of June 30, 2020, the Company fully settled this claim for $0.2 million.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant has sought performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the year ended June 30, 2020.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false or misleading statements, including that the defendants materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A lead plaintiff has been appointed and an amended complaint was filed and served on September 21, 2020. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at June 30, 2020.

The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at June 30, 2020.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and intends to defend this claim. Due to the

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as of June 30, 2020.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. The amount being claimed is not specified. The Company believes the action to be without merit and intends to defend this claim.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at June 30, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

(b)	Commitments

(i)
Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels during calendar 2020. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. As of June 30, 2020, the Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020. As a result, the Company has recognized a provision of $0.9 million as of June 30, 2020.

(ii)
The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between April 2020 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(iii)
In connection with the acquisition of MedReleaf, the Company has an obligation to purchase $3.0 million of intangible assets on December 8, 2020 through the issuance of common shares contingent on the seller meeting specified revenue targets.

In addition to lease liability commitments disclosed in Note 28(b), the Company has the following future capital commitments, purchase commitments and license and sponsorship fee payments, which are due in the next five years and thereafter:

$
Next 12 months	24,132
Over 1 year to 2 years	24,701
Over 2 years to 3 years	25,891
Over 3 years to 4 years	26,950
Over 4 years to 5 years	28,062
Thereafter	42,239
171,975

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation. Payment of the transaction price for design, engineering and construction consulting services are typically due upon completion of the performance-related milestone.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $15.3 million for the year ended June 30, 2020 (year ended June 30, 2019 - nil), respectively. The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of June 30, 2020, the return liability for the estimated variable revenue consideration was $2.1 million (June 30, 2019 - nil) and is included in deferred revenue on the consolidated statements of financial position.

Year Ended June 30, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	322,112	—	322,112
Revenue from provision of services	—	5,002	5,002
Other
Revenue from sale of goods	1,089	—	1,089
Excise taxes	(49,297)	—	(49,297)
Net Revenue	273,904	5,002	278,906

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Year Ended June 30, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	268,592	—	268,592
Revenue from provision of services	—	7,589	7,589
Other
Revenue from sale of goods	2,513	—	2,513
Excise taxes	(33,158)	—	(33,158)
Net Revenue	237,947	7,589	245,536

Note 26	Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments plus corporate. The two reportable segments are (i) Cannabis; and (ii) Horizontally Integrated Businesses. The Company primarily operates in the Cannabis segment which includes support services such as patient counselling services and analytical testing services.

Operating Segments	Cannabis (3)	Horizontally Integrated Businesses (2)	Corporate (1)	Total
	$	$	$	$
Year ended June 30, 2020
Net revenue	277,817	1,089	—	278,906
Gross profit (loss)	(33,601)	62	—	(33,539)
Net loss before taxes and discontinued operations	(3,153,763)	3,988	(234,121)	(3,383,896)

Year ended June 30, 2019
Net revenue	243,023	2,513	—	245,536
Gross profit (loss)	145,535	(1,556)	(1,539)	142,440
Net loss before taxes and discontinued operations	(190,425)	(7,326)	(132,898)	(330,649)

(1)
Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

(2)
During the year ended June 30, 2020, the Company sold B.C. Northern Lights Enterprises Ltd. (“BCNL”) and sold certain assets of Urban Cultivator Inc (“UCI”). The remaining UCI operations were wound down as of June 30, 2020. Both BCNL and UCI represent the indoor cultivator CGU which forms the horizontally integrated businesses segment.

(3)	During the year ended June 30, 2020, ALPS ceased being included in the Cannabis segment of the Company following reclassification into discontinued operations (Note 11(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada (1)	European Union	Other	Total
	$	$	$	$
Non-current assets other than financial instruments and deferred tax assets
As at June 30, 2020	2,139,765	81,927	95,830	2,317,522
As at June 30, 2019	4,442,849	82,922	226,483	4,752,254

Year ended June 30, 2020
Net revenue	255,278	21,527	2,101	278,906
Gross profit (loss)	(37,153)	5,572	(1,958)	(33,539)

Year ended June 30, 2019
Net revenue	230,279	11,789	3,468	245,536
Gross profit	135,570	8,268	(1,398)	142,440

(1)	During the year ended June 30, 2020, ALPS ceased being included in the Canadian geographical segment of the Company following reclassification into discontinued operations (Note 11(b)).

Included in net revenue arising from the cannabis operating segment is $34.8 million from Customer A, $33.8 million from Customer B, $32.6 million from Customer C, and $26.9 million from Customer D. Customers A through D each contributed 10 per cent or more to the Company’s net revenue for the year ended June 30, 2020 (year ended June 30, 2019 - Customer B $31.9 million, Customer D $29.1 million and Customer A $26.7 million).

Note 27	Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at June 30, 2020 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	162,179	—	—	162,179
Restricted cash	—	—	—	—
Accounts receivable, excluding sales taxes receivable	48,198	—	—	48,198
Marketable securities	—	—	7,066	7,066
Derivatives	—	53,582	—	53,582
Loans receivable	3,643	—	—	3,643
Financial Liabilities
Accounts payable and accrued liabilities	95,574	—	—	95,574
Convertible debentures (1)	327,038	—	—	327,038
Contingent consideration payable	—	19,604	—	19,604
Loans and borrowings	204,209	—	—	204,209
Derivative liability	—	1,827	—	1,827

(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As of June 30, 2020
Marketable securities	6,066	—	1,000	7,066
Derivative assets	—	37,480	16,102	53,582
Contingent consideration payable	—	—	19,604	19,604
Derivative liability	—	1,827	—	1,827

As of June 30, 2019
Marketable securities	142,248	—	1,000	143,248
Derivative assets	—	64,001	22,408	86,409
Contingent consideration payable	—	—	28,137	28,137
Derivative liability	—	177,395	—	177,395

There have been no transfers between fair value categories during period.

The following is a continuity schedule of contingent consideration payable:

	BCNL UCI	CanvasRx	H2	Whistler	Reliva	Immaterial transactions	Total
	$	$	$	$	$	$	$
Balance, June 30, 2018	1,242	5,884	14,207	—	—	—	21,333
Additions	—	—	—	24,395	—	383	24,778
Unrealized loss from changes in fair value	458	261	2,060	376	—	108	3,263
Payments	(1,700)	(4,160)	(15,036)	—	—	(341)	(21,237)
Balance, June 30, 2019	—	1,985	1,231	24,771	—	150	28,137
Additions	—	—	—	—	688	—	688
Unrealized loss from changes in fair value	—	8	(49)	(2,316)	—	—	(2,357)
Payments	—	(1,993)	(1,182)	(3,689)	—	—	(6,864)
Balance, June 30, 2020	—	—	—	18,766	688	150	19,604

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At June 30, 2020, the weighted average probability of achieving all milestones was estimated to be 32% (June 30, 2019 - 100%) and the discount rates were estimated to be 1.38% (June 30, 2019 - range between 4.86% and 22.76%). If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $1.9 million (June 30, 2019 - $2.8 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

would increase or decrease by approximately $0.2 million (June 30, 2019 - $0.3 million). If the expected timing of the achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.1 million (June 30, 2019 - $0.4 million).

Note 28	Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable, sales tax receivable and interest receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2020, $2.2 million of accounts receivable are from non-government wholesale customers (June 30, 2019 - $25.1 million). As of June 30, 2020, the Company recognized a $1.7 million provision for expected credit losses (June 30, 2019 - $3.1 million).

The Company’s aging of trade receivables was as follows:

	June 30, 2020	June 30, 2019
	$	$
0 – 60 days	34,167	49,452
61+ days	11,032	34,425
	45,199	83,877

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2020	June 30, 2019
	$	$
Trade payables	19,706	38,671
Accrued liabilities	42,910	79,933
Payroll liabilities	23,752	17,727
Excise tax payable	6,770	10,040
Other payables	2,436	6,513
	95,574	152,884

In addition to the commitments outlined in Note 24, the Company has the following gross contractual obligations as at June 30, 2020, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year – 3 years	Over 3 years – 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	95,574	95,574	—	—	—
Convertible notes and interest (1)(2)	571,439	25,760	51,521	494,158	—
Lease liabilities (2)	171,868	11,243	32,643	27,468	100,514
Loans and borrowings excluding lease liabilities (2)	123,143	123,125	18	—	—
Contingent consideration payable (3)	101,466	66,426	35,040	—	—
	1,063,490	322,128	119,222	521,626	100,514

(1)	Assumes the principal balance of the notes outstanding at June 30, 2020 remains unconverted and includes the estimated interest payable until the February 28, 2024 maturity date.

(2)	Includes interest payable until maturity date.

(3)	Contingent consideration is payable in Aurora common shares, cash, or a combination of both, at the sole discretion of Aurora.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Management monitors its operating requirements and prepares budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves toward profitability and positive cash flow, Aurora has taken the following steps:

▪
In November 2019, the Company announced that it had ceased construction of its Aurora Nordic Sky facility in Denmark and deferred spending on construction and commission costs for its Aurora Sun facility.

▪
On November 25, 2019, the Company reduced its near term debt obligations when holders of $227.0 million principal amount, or approximately 99%, of the Company’s Debentures voluntarily elected to convert their Debentures pursuant to the Early Amended Conversion Privilege (the “Elected Debentures”). Under the terms of the Supplemental Indenture, the Elected Debentures were converted into common shares of the Company (the "Common Shares") at the Amended Early Conversion Price (as defined in the Supplemental Indenture) of $39.40 resulting in the issuance of an aggregate of 5,761,260 Common Shares. The remaining $2.3 million principal amount of these Debentures were repaid in cash on March 6, 2020 (Note 15(ii)).

▪	In February 2020, the Company announced a restructuring plan to reduce operating expenses and further streamline capital investments.

▪
In April 2020, the Company accepted an offer to sell its Exeter property for net proceeds of $8.6 million. The Company also entered into a contract to sell its Jamaica property for gross proceeds of US$3.5 million (Note 11(a)).

▪	In April 2020, the Company sold 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million.

▪
During the year ended June 30, 2020, the Company raised net proceeds of US$426.8 million (CAD$573.4 million) under its ATM program Note 17(b). As at June 30, 2020, the Company has US$214.5 million of remaining available room under the ATM and US$60.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.

▪	During the year ended June 30, 2020 the Company sold 9,200,000 common shares of Alcanna at $3.00 per share for gross proceeds of $27.6 million (Note 5(c));

▪
In June 2020, the Company announced further restructuring initiatives including a 25% reduction in Aurora’s SG&A staff and a 30% reduction in Aurora operational staff over the next several quarters. The Company also announced the consolidation of certain production facilities including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie and Aurora Eau (Note 3).

▪
In order to ensure compliance with its debt covenants at June 30, 2020 and prospectively, effective September 9, 2020, the Company entered into the Second Amendment to the First Amended and Restated Credit Agreement with its Canadian banking syndicate (Note 16(a)).

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near- term cash obligations of $279.8 million (inclusive of BMO credit facilities which mature August 2021). As of June 30, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•	$162.2 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of $35.0 million at any time (Note 16(a));

•
$264.4 million Credit Facility with BMO, of which $1.4 million letters of credit and no principal is outstanding under Facility A, $113.8 million of principal is outstanding under Facility B, and $3.7 million of principal is outstanding under Facility C (Note 16(a));

•
Subsequent to June 30, 2020 and as at September 22, 2020, the Company raised US$36.7 million gross proceeds under its ATM program, with US$177.8 million of remaining available room under the ATM and US$60.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.

We intend to use the net proceeds from any offerings under the ATM program and/or Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and Company’s share price may impact the amount and our ability to raise financing under the ATM Program and Shelf Prospectus. As of June 30, 2020, if the Company were to issue the maximum number of shares under both the ATM program and Shelf Prospectus, this would result in the Company issuing an additional 17,267,636 and 8,051,530 common shares, respectively, based on the June 30, 2020 stock price of US$12.42.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to help support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the ATM and Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

(c)	Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in Australian and U.S. dollars and C$460.6 million of Senior Notes which are denominated in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2020, the effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $41.8 million (June 30, 2019 – $48.9 million) to net loss and $2.6 million (June 30, 2019 – $20.5 million) to comprehensive loss for the year ended June 30, 2020.

At June 30, 2020, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities consist primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consists of certain borrowings with a total principal value of $117.5 million (June 30, 2019 – $146.2 million). If the variable interest rate changed by 10 basis points, net and comprehensive loss would have increased or decreased by approximately $0.5 million (June 30, 2019 – $0.2 million).

(iii)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 27, and is dependent on the type and terms of the security.

If the fair value of these financial assets were to increase or decrease by 10% as of June 30, 2020, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $6.1 million (June 30, 2019 – $23.0 million). See Note 6 for additional details regarding the fair value of marketable securities and derivatives.

Note 29    Capital Management

As at June 30, 2020, the capital structure of the Company consists of $2.7 billion (June 30, 2019 - $5.0 billion) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 16, the Company has various loan facilities in place. Certain loans are subject to financial covenants, which are generally in the form of leverage and liquidity ratios. As at June 30, 2020, the Company was not in compliance with all covenants under the Credit Facility and subsequently executed the Second Amendment to the First Amended and Restated Credit Agreement (Note 16(a)) to remedy the June 30, 2020 covenant breach and to ensure prospective compliance with covenants. The Company does not have any other externally imposed capital requirements.

Note 30	Subsequent Events

Equity Financing

Subsequent to June 30, 2020 and as at September 22, 2020, the Company issued 5,278,286 common shares under the ATM program for US$36.7 million gross proceeds.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2020 and 2019
(Tabular amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amendment to High Tide

On July 23, 2020, the Company amended its $10.0 million unsecured convertible debentures with High Tide to (i) extend the maturity date from December 12, 2020 to January 1, 2025, (ii) decrease the conversion price from $0.75 to $0.425 per common share, (iii) convert the debt to a secured debenture against certain High Tide’s assets and properties, and (iv) increase the principal outstanding balance to $10.8 million. The Company also entered into a debt restructuring agreement where by High Tide would pay a 0.5% royalty payment beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year.

Sale of Aurora Hemp Europe

On July 31, 2020, the Company sold its Lithuanian subsidiary, Aurora Hemp Europe, to the subsidiary’s President and former owner. Aurora Hemp Europe provided hemp seed contracting and processing. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations.

Mutual Termination of the UFC Partnership

On September 8, 2020, the Company and UFC terminated its partnership for a one-time payment of US$30.0 million.